United States Securities and Exchange Commission
Washington, D.C. 20549
Form SB-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
(Amendment No. 2)
All American Pet Company, Inc.
(Name of small business issuer in its charter)

Maryland	2040	91-2186665
(State or Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification
Incorporation or organization)	Classification Code Number)	Number)
16501 Ventura Boulevard
Suite 514
Encino, California 91436
(818) 981-2275
(Address and telephone number of principal executive offices)
Barry Schwartz
Chief Executive Officer
16501 Ventura Boulevard
Suite 514
Encino, California 91436
(818) 981-2275
(Name, address and telephone number of agent for service)
Copy of all communications to:
Alan Talesnick, Esq.
James Muchmore, Esq.
Patton Boggs LLP
1660 Lincoln Street, Suite 1900
Denver, Colorado 80264
(303) 830-1776
     Approximate date of proposed sale to the public: As soon as practicable after the effective date of this registration statement
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐
CALCULATION OF REGISTRATION FEE

			Proposed	Proposed
Title of each class of	Amount to		maximum	maximum
securities to be registered	be registered		offering price	aggregate	Amount of
(1)	(2)		per share	offering price	registration fee
Common Stock, par value $.001 – Private Placement Shares	4,160,667		$.50 (3)	$2,080,333.50	$222.60
Common Stock underlying Warrants to purchase Common Stock — Placement Agent Warrants	248,880	(4)	$.50	$124,440	$13.32
Common Stock underlying Warrants to purchase Common Stock – Convertible Promissory Note Warrants	79,167	(4)	$.50	$39,583.50	$4.24
Common Stock underlying Options – Option Shares	500,000	(5)	$.50	$250,000	$26.75
TOTAL	4,988,714				$266.91

(1)	Consists of shares, shares underlying warrants and shares underlying convertible promissory notes held by certain selling stockholders.

(2)	Pursuant to Rule 416 under the Securities Act of 1933, as amended, this registration statement also covers such additional shares of common stock as may be issued as a result of stock splits, dividends and combinations.

(3)	The proposed maximum offering price per share was estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.

(4)	Consists of shares underlying warrants.

(5)	Consists of shares underlying options.
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
The information in this Prospectus is not complete and may be changed. The stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

AMENDMENT NO. 2 TO
PRELIMINARY PROSPECTUS DATED AUGUST 11, 2006
SUBJECT TO COMPLETION
ALL AMERICAN PET COMPANY, INC.
4,988,714 Shares of Common Stock
     This Prospectus relates to the sale by certain stockholders of All American Pet Company, Inc. of up to 4,998,714 shares of our common stock, $.001 par value per share. These shares were issued to the selling stockholders in private transactions.
     This is the initial public offering of our common stock, and we are not selling any of the securities offered. Currently there is no public market for our common stock. We will not receive any proceeds from sale of the shares by the selling stockholders.
     Neither we nor the selling stockholders have entered into any underwriting arrangements regarding the shares.
There currently is no market for the Company’s shares of common stock. The Company intends to submit an application to the OTC Bulletin Board so that its common stock will be quoted on the OTC Bulletin Board immediately after the registration statement becomes effective. These securities are speculative and involve a high degree of risk. You should consider carefully the “Risk Factors” beginning on Page 1 of this Prospectus before making a decision to purchase our stock.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.
The date of this Prospectus is                     , 2006
     You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different information, you should not rely on it. You should assume that the information contained in this Prospectus is accurate only as of the date on the front cover of this Prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.
     Unless the context otherwise requires, references in this Prospectus to the “Company”, “we”, “us” or “our” refer to All American Pet Company, Inc., a Maryland corporation, and its predecessor, All American Pet Company Inc., a New York corporation.

FINANCIAL STATEMENTS	42

EXPERTS	42

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	42

Agreement and Plan of Merger
Certificate of Incorporation
Certificate of Amendment to the Certificate of Incorporation
Articles of Incorporation
Articles Supplementary
Certificate of Merger
Articles of Merger
Bylaws
Agreement
Opinion of Patton Boggs LLP
Lease Agreement
Form of Subscription Agreement
Letter Agreement
Lease Agreement for Rental of Office Premises
Loan Agreement
Consent of Independent Registered Public Accounting Firm

ii

PROSPECTUS SUMMARY
     The following summary highlights information contained in this Prospectus. In addition to this summary, you should read this entire Prospectus carefully, including the “Risk Factors” section, the financial statements and the notes to the financial statements. All information in this Prospectus should be considered before investing in our common stock.
All American Pet Company, Inc.
     We produce, market and sell super-premium dog food primarily through supermarkets and grocery stores under the brand name BowWow Breakfast Cereal™, which we refer to in this Prospectus as BowWow Breakfast. Based on our review of the products in the current dog food market, we believe we have developed the first line of commercial dog food specifically targeted for the morning meal, and our product is formed and packaged as a breakfast cereal. We are currently the only dog food company which indicates on its packaging that dogs should be fed two meals a day. In addition, we are the only dog food company in the United States which specifically identifies our product as a morning meal, and which classifies a dog’s morning feeding as breakfast. We currently offer six breakfast cereal products under the BowWow Breakfast brand. The goal of our business plan is to sell our product to owners of the approximate 31 million dogs who eat two meals a day. See the “Business” section below for information concerning our business.
     Educating the public regarding our product and the benefits dogs will receive from our product is a very important aspect of our business. We plan to incorporate the latest media and promotional techniques to educate the public regarding the health benefits dogs can receive from a breakfast meal, and to support sales of our product in particular. The current media driven tools we use include, but are not limited to, high profile shopping center publicity events, direct marketing and data gathering programs, Internet marketing, strategic media, supermarket and charity promotional alliances, traditional and non-traditional advertising campaigns, loyalty mass mailers, supermarket displays, “end cap” and related sales promotions, and national, local and print news interviews.
     In addition to educating the public, we plan to expand our distribution channels through an aggressive supermarket chain program. Though still in the planning stages, we intend that this program will be supported by an internal sales force, the modernization of our production facility and the hiring of quality personnel.
     Currently, we are a start-up stage company with limited operations. We began developing our line of super-premium dog food in March, 2003, and we have been conducting extensive research regarding the dog food industry since that point. We first distributed our brand of breakfast cereal in supermarkets in February 2004.
Going Concern
     In their report in connection with our 2005 financial statements, our auditors included an explanatory paragraph stating that, because we have incurred a net loss of $1,446,018 and a negative cash flow from operations of $508,670 for the year ended December 31, 2005, and had a working capital deficiency of $1,228,153 and a stockholders’ deficiency of $1,071,059 at December 31, 2005, there is substantial doubt about our ability to continue as a going concern.
     The Company incurred a net loss of $896,649 (unaudited) and a negative cash flow from operations of $1,190,411 (unaudited) for the six months ended June 30, 2006, and had a working capital deficiency of $618,069 (unaudited) and a stockholders’ deficiency of $275,871 (unaudited) at June 30, 2006.
     To address these concerns and improve cash flow and liquidity, the Company concluded the following financing arrangements:
     The Company raised $125,000 from a private placement of convertible notes and converted those notes to common stock in March 2006, and the Company raised approximately $1,300,000 in 2006, net, from the sale of common stock.
     There can be no assurance that the current cash position will be sufficient to sustain operations. The financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Our continuation as a going concern is dependent on the Company’s ability to raise additional funds sufficient to meet its obligations on a timely basis, to comply with the terms of its financing agreements and ultimately to attain profitable operations.

     The wholesale price for the Company’s products is $1.00 per pound. Based on this price, in 2005, the Company had total sales net of discounts of $467,000, broken down across quarters as follows: First Quarter, $80,000; Second Quarter, $282,000; Third Quarter, $98,000; and Fourth Quarter, $7,000. Our total sales net of discounts increased significantly between the first and the second quarter of 2005 because during the second quarter of 2005, we began selling our products in a larger number of supermarkets, and the supermarkets to whom we had sold our products in the first quarter re-ordered our products. Subsequently, our sales decreased between the second and third quarters because we were unable to continue to market our product, and subsequently sales declined as supermarkets who had ordered the product in second quarter failed to re-order the same amount of product in the third quarter. In addition, we were unable to pay supermarkets the “slotting fees” charged by the supermarkets to shelf our products. Slotting fees are one-time fees charged by supermarkets to have our products placed on its shelves.
     In the event we successfully obtain a secondary round of funding after this Prospectus is declared effective, we hope to achieve profitable operations by the first quarter of 2007 on a going forward basis. To reach this goal, we will need to achieve approximately $2.5 million in gross revenue sales on a monthly basis during the first quarter of 2007, and we will need to successfully raise between $3 and $5 million in additional funding.
     We currently only have two officers, both of whom also serve as the only directors of the Company. Although neither officer has prior experience in the pet food business, both have significant retail experience. For example, Lisa Bershan, Executive Vice President of the Company, has experience developing, manufacturing and marketing snack foods and food products to the supermarket industry. In this role, Ms. Bershan gained experience securing manufacturing facilities for product production, developing unique packaging designs and creating and managing national advertising and marketing campaigns. Similarly, Barry Schwartz, President of the Company, has significant start-up and retail experience, including the management and direction of a start-up upscale fast food restaurant chain, direction of advertising and sales promotion programs and merchandise planning and distribution. Mr. Schwartz’s and Ms. Bershan’s additional experience is further described in the “Directors, Executive Officers, Promoters and Control Persons” section of this Prospectus.
     The Offering
     All American Pet is not offering any securities through this Prospectus. The selling stockholders named below are offering 4,988,714 shares of our common stock currently held by such selling stockholders.
     We will not receive any proceeds from the sale of common stock under this Prospectus.
Corporate Information
     The Company was incorporated under Maryland law on January 4, 2006. Our principal place of business is 16501 Ventura Boulevard, Suite 514, Encino, California 91436, telephone (818) 981-2275, fax (818) 981-2274. Our website is www.bowwowbreakfast.com.

RISK FACTORS
     You should carefully consider each of the following risk factors and all of the other information provided in this Prospectus before purchasing our common stock. The risks described below are those we currently believe may materially affect us. The future development of the Company and our products is and will continue to be dependent upon a number of factors. You should carefully consider the following information as well as the more detailed information concerning All American Pet contained elsewhere in this Prospectus before making any investment. An investment in our common stock involves a high degree of risk, and should be considered only by persons who can afford to lose the entire amount of their investment.
Risk Factors Relating to the Company, its Lack of Operations and its Financial Condition
The Company’s business is difficult to evaluate because the Company has a limited operating history.
     The Company was formed in February 2003, and has incurred losses in each period since commencing operations. From the time of our formation until the end of 2004, we formulated and tested our products. We did not begin to sell our products until the beginning of 2005. As of the date of this Prospectus, we have generated limited revenues, and the development of our business plan will require substantial capital expenditures. Our business could be subject to any or all of the problems, expenses, delays and risks inherent in the establishment of a new business enterprise, including, but not limited to limited capital resources, possible delays in product development, possible cost overruns due to price and cost increases in raw product and manufacturing processes, uncertain market acceptance, and the inability to respond effectively to competitive developments and to attract, retain and motivate qualified employees. Therefore, there can be no assurance that our business or products will be successful, that we will be able to achieve or maintain profitable operations, or that we will not encounter unforeseen difficulties that may deplete our capital resources more rapidly than anticipated. There can be no assurance that we will achieve or sustain profitability or positive cash flows from our operating activities.
We Have Been The Subject Of A Going Concern Opinion From Our Independent Auditors, Raising A Substantial Doubt About Our Ability To Continue As A Going Concern
     Our auditors included an explanatory paragraph in connection with our 2005 financial statements stating that because we have incurred a net loss of $1,446,018 and a negative cash flow from operations of $508,670 for the year ended December 31, 2005, and had a working capital deficiency of $1,228,153 and a stockholders’ deficiency of $1,071,059 at December 31, 2005, there is substantial doubt about our ability to continue as a going concern. We incurred a net loss of $896,649 (unaudited) and a negative cash flow from operations of $1,190,411 (unaudited) for the six months ended June 30, 2006, and had a working capital deficiency of $618,069 (unaudited) and a stockholders’ deficiency of $275,871 (unaudited) at June 30, 2006. These factors, along with others, may indicate that we will be unable to continue as a going concern for a period of twelve months or less. We will have to raise additional funds to meet our current obligations and to cover operating expenses through the year ending December 31, 2006. If we are not successful in raising additional capital we may not be able to continue as a going concern for a period of twelve months or less.
We Have Had Negative Cash Flows From Operations And Our Business Operations May Fail If Our Actual Cash Requirements Exceed Our Estimates, And We Are Not Able To Obtain Further Financing
     We have had negative cash flows from operations. To date, we have incurred significant expenses in product development and administration in order to ready our products for market. Our business plan calls for additional significant expenses necessary to bring our products to market. We believe we do not have sufficient funds to satisfy our short-term cash requirements.
We Have A Working Capital Deficit, Which Means That Our Current Assets On June 30, 2006 Were Not Sufficient To Satisfy Our Current Liabilities On That Date
     We had a working capital deficit of $618,069 at June 30, 2006, which means that our current liabilities exceeded our current assets on June 30, 2006 by that amount. Current assets are assets that are expected to be converted into cash within one year and, therefore, may be used to pay current liabilities as they become due. Our working capital deficit means that our current assets on June 30, 2006 were not sufficient to satisfy all of our current liability as of that date.
Attempts to grow our business could have an adverse effect on the Company.
     Because of our small size, we desire to grow rapidly in order to achieve certain economies of scale. To the extent that rapid growth does occur, it will place a significant strain on our financial, technical, operational and administrative resources. Our planned growth will result in increased responsibility for both existing and new management personnel. Effective growth management will depend upon our ability to integrate new personnel, to improve our operational, management and financial systems and controls, to train, motivate and manage our employees, and to increase our sources of raw materials, product manufacturing and packaging. If we are unable to manage growth effectively, our business, results of operations and financial condition may be materially and adversely affected. In addition, it is possible that no growth will occur or that growth will not produce profits for the Company.
Competitive Risk Factors.
     The pet food business is highly competitive. Virtually all of the manufacturers, distributors and marketers of pet food have substantially greater management, financial, research and development, marketing and manufacturing resources than we do. Competitors in the super-premium pet food market include, among others: Colgate-Palmolive Co. (Hills’ Science Diet), Iams Co. and Ralston Purina Co. Brand loyalty to existing products may prevent us from achieving our sales objectives. Additionally, the long-standing relationships maintained by existing premium pet food manufacturers with veterinarians and pet breeders may prevent us from obtaining professional recommendations for our products. In addition, we compete with current supermarket high-priced dog foods, as well as premium dog foods offered in the specialty pet stores. Although the dominant existing premium pet food brands are not currently available in supermarkets, there can be no assurance that this situation will continue. In addition, there are no barriers to prevent the entry of such brands into the supermarket distribution channel. The entrance into the supermarket distribution channel of an existing or new premium pet food by any of our competitors could have a material adverse effect on the Company. If we are not successful in competing in these markets, we may not be able to attain our business objectives.
If we are unable to market our products to compete with new or existing products developed by well-established competitors, our business will be negatively affected.
     Our success with the BowWow Breakfast brands is dependent upon our ability to market and deliver the brand. As is typical with new products, demand for and market acceptance of new products is subject to uncertainty. Achieving market acceptance for new products may require substantial marketing and other efforts, and the expenditure of significant funds to create customer demand. There can be no assurance that our efforts will be successful. In addition, the failure of new products to gain sufficient market acceptance could adversely affect the image of our brand name and the demand for our products in the future.
Increases in raw materials, packaging, oil and natural gas costs and volatility in the commodity markets may adversely affect our results of operations.
     Our financial results depend to a large extent on the costs of raw materials, packaging, oil and natural gas, and our ability to pass the costs of these materials onto our customers. Historically, market prices for commodity grains and food stocks have fluctuated in response to a number of factors, including changes in U.S. government farm support programs, changes in international agricultural trading policies, impacts of disease outbreaks on protein sources and the potential effect on supply and demand as well as weather conditions during the growing and harvesting seasons. Fluctuations in paper, steel and oil prices, which affect our costs for packaging materials, have resulted from changes in supply and demand, general economic conditions and other factors. In addition, we have exposure to changes in the pricing of oil and natural gas, which affects our manufacturing, transportation and packaging costs.

     In the event of any increase in the cost of raw materials, packaging, or oil and natural gas expenses, we may be required to charge higher selling prices for our products to avoid margin deterioration. We cannot provide any assurances regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes.
     Our results of operations may be adversely affected by this volatility.
Restrictions imposed in reaction to outbreaks of “mad cow disease,” “foot-and-mouth,” “bird flu” or other animal diseases could adversely impact the cost and availability of our protein-based raw materials.
     The cost of the protein-based raw materials used in our products has been adversely impacted in the past by the publicity surrounding bovine spongiform encephalopathy, which is also known as “mad cow disease,” and which is a terminal brain disease for cattle. Cases of bovine spongiform encephalopathy were found in Europe, among other areas, in late 2000, and in Canada and the United States in 2003. As a result of extensive global publicity and trade restrictions imposed to provide safeguards against this disease, the cost of alternative sources of the protein-based raw materials used in our products, such as soybeans, pork meat and bone meal, has from time to time increased significantly and may increase again in the future if additional cases of bovine spongiform encephalopathy are found.
     In fiscal 2001, an outbreak of foot-and-mouth disease was discovered in Europe. Foot-and-mouth disease affects animals with cloven hooves, such as cattle, swine, sheep, goats and deer. While foot-and-mouth disease is not considered a threat to humans, people who come in contact with the virus can spread it to animals.
     In 2004, a case of highly pathogenic avian influenza, and commonly known as the “bird flu,” was detected in the United States. The U.S. highly pathogenic avian influenza virus was identified as the H5N2 strain and, while classified as highly virulent to birds, has not been shown to affect humans, and is not related to the highly publicized H5N1 strain of the Asian highly pathogenic avian influenza virus. The H5N1 strain of the Asian highly pathogenic avian influenza virus first emerged in Hong Kong in 1997, re-emerged in 2003 in South Korea, and is known to have spread to China, Vietnam, Thailand, Cambodia, Laos, Indonesia, Turkey, Romania, Russia and Greece. 71 of the approximately 138 people who are known to have contracted the virus associated with the H5N1 strain, purportedly from exposure to infected birds, have died. In an effort to limit the spread of the H5N1 strain, governmental authorities have been ordering the destruction of infected flocks of birds and imposing bans against imports of poultry from countries where the virus is known to exist. These measures may adversely impact the price and availability of our sources of chicken meal and other protein-based raw materials used in our products.
     If bovine spongiform encephalopathy, foot-and-mouth disease, highly pathogenic avian influenza or any other animal disease impacts the availability of the protein-based raw materials used in our products, we may be required to locate alternative sources for protein-based raw materials. We can give no assurance that those sources would be available to sustain our sales volumes, that these alternative sources would not be more costly or that these alternative sources would not affect the quality and nutritional value of the BowWow Breakfast brand. If outbreaks of bovine spongiform encephalopathy, foot-and-mouth disease, highly pathogenic avian influenza or any other animal disease or the regulation or publicity resulting therefrom impacts the cost of the protein-based raw materials used in our products, or the cost of the alternative protein-based raw materials necessary for our products as compared to our current costs, we may be required to increase the selling price of our products to avoid margin deterioration. We can give no assurance regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes.
We are dependent on third party suppliers and manufacturers, who may not provide us with the quality competitive products at reasonable prices when we need them in the future.
     We have been and will continue to be dependent on third parties for the supply, manufacture, and sale of our pet foods. Currently, we rely on two manufacturers. We do not maintain supply agreements with any third party suppliers, but instead purchase products through the use of purchase orders in the ordinary course of business. We will be substantially dependent on the ability of our manufacturers and suppliers to, among other things, meet our performance and quality specifications. Failure by our manufacturers and suppliers to comply with these and other requirements could have a material adverse effect on the Company. Furthermore, our manufacturers and suppliers may not dedicate sufficient production capacity to meet our scheduled delivery requirements, and our suppliers or manufacturers may not have sufficient production capacity to satisfy our requirements during any period of sustained demand. Their failure to supply, or their delay in supplying us with products, could have a material adverse effect on the Company.
If we or our customers are the subject of product liability claims, we may incur significant and unexpected costs and our business reputation could be adversely affected.
     We may be exposed to product liability claims and adverse public relations if consumption or use of our products is alleged to cause injury or illness. Our insurance may not be adequate to cover all liabilities we incur in connection with product liability claims. We may not be able to continue to maintain our existing insurance or obtain comparable insurance at a reasonable cost, if at all. A product liability judgment against us or our agreement to settle a product liability claim could also result in substantial and unexpected expenditures, which would reduce operating income and cash flow. In addition, even if product liability claims against us are not successful or are not fully pursued, defending these claims would likely be costly and time-consuming, and may require management to spend time defending the claims rather than operating our business. Product liability claims, or any other events that cause consumers to no longer associate our brand with high quality and safety may decrease the value of our brand and lead to lower demand for our products. Product liability claims may also lead to increased scrutiny of our operations by federal and state regulatory agencies, and could have a material adverse effect on our brands, business, results of operations and financial condition.

We are subject to extensive governmental regulation, and our compliance with existing or future laws and regulations, as well as the possibility of any mandatory product recalls imposed by future regulations, could cause us to incur substantial expenditures.
     We are subject to a broad range of federal, state and local laws and regulations intended to protect public health, natural resources and the environment. Our operations are subject to regulation by the Occupational Safety and Health Administration, the Food and Drug Administration, the Department of Agriculture and by various state and local authorities regarding the processing, packaging, storage, distribution, advertising and labeling of our products, including food safety standards. Violations of or liability under any of these laws and regulations may result in administrative, civil or criminal penalties against us, revocation or modification of applicable permits, environmental investigations or remedial activities, voluntary or involuntary product recalls, or cease and desist orders against operations that are not in compliance. These laws and regulations may change in the future, and we may incur material costs in our efforts to comply with current or future laws and regulations or in any required product recalls. These matters may have a material adverse effect on our business.
If we experience product recalls, we may incur significant and unexpected costs and our business reputation could be adversely affected.
     We may be exposed to product recalls and adverse public relations if our products are alleged to cause injury or illness or if we are alleged to have violated governmental regulations. A product recall could result in substantial and unexpected expenditures, which would reduce our operating income and cash flows. In addition, a product recall may require significant management attention. Product recalls may damage the value of our brand and lead to decreased demand for our products. Product recalls may also lead to increased scrutiny by federal, state and local regulatory agencies, and could have a material adverse effect on our brand, business, results of operations and financial condition.
We rely upon a limited number of product offerings, and these products are in the super-premium dry dog food segment, making us vulnerable to industry changes and developments.
     We are currently only pursuing the dog food business. Our initial efforts will be concentrated in the super-premium dry dog food segment, primarily focusing on the morning meal. This lack of diverse business operations exposes us to significant risks. Our future success may be dependent upon our success in developing and expanding our areas of concentration and upon the general economic success of the dog food industry. In addition, decline in the market demand for our products could have a material adverse effect on our brand, business, results of operations and financial condition.
We are dependent upon our marketing efforts.
     We are dependent on our ability to market products to supermarkets, grocery stores and specialty pet stores. We must increase the level of awareness of unique breakfast food for dogs in general, and our products in particular. We will be required to devote substantial management and financial resources to these marketing and advertising efforts, and it is possible we will not be successful in these efforts.
The success of our business depends on our ability to raise additional capital through the sale of debt or equity or through borrowing, and we may not be able to raise capital or borrow funds in amounts necessary to continue our business, or at all.
     Our ability to implement our business plan and meet long term business objectives is dependent upon our ability to raise additional financing through public or private equity financings, establish increasing cash flow from operations, enter into collaborative or other arrangements with corporate sources, or secure other sources of financing to fund long-term operations. We may not be able to obtain sufficient external funds on terms acceptable to us in a sufficient amount or at all. If adequate additional funding is not available, we may be forced to limit our activities, and our ability to survive may be jeopardized. In addition, any issuance of securities to obtain such funds will dilute percentage ownership of our shareholders, and may reduce the price of our common stock.
We rely on trade secret laws and agreements with our key employees and other third parties to protect our proprietary rights, and these laws or agreements may not adequately protect our rights.
     Our success depends upon our ability to protect our proprietary formulations and trademarks. We rely on a combination of trademark and trade secret laws, nondisclosure and other contractual agreements with employees and third parties to protect our proprietary formulations and trademarks. The steps we take to protect our proprietary rights may not be adequate to protect misappropriation of such rights, and third parties may independently develop equivalent or superior formulations in spite of our efforts. We have no patents, and existing trade secret and copyright laws provide only limited protection. We may be subject to or may initiate interference proceedings in the United States Patent and Trademark Office, which can demand significant financial and management resources. Although we believe that our products and formulations do not infringe upon the proprietary rights of others, it is possible that third parties will assert infringement claims against us in the future. Litigation, which could result in substantial costs and could divert our efforts, may be necessary to enforce our intellectual property rights or to defend the Company against claimed infringement of the rights of others. The failure to obtain necessary licenses or other rights or litigation arising out of infringement claims could have a material adverse effect on the Company.
Our continued growth depends on retaining our current key employees and attracting additional qualified personnel, and we may not be able to continue to do so.
     Our success is largely dependent upon the efforts of Barry Schwartz, the Chief Executive Officer, President and a director of the Company, and Lisa Bershan, the Executive Vice President and a director of the Company. The loss of the services of either Mr. Schwartz or Ms. Bershan would be detrimental to the Company and it is possible the Company will not be able to replace them adequately. There is no employment agreement with either Mr. Schwartz or Ms. Bershan, and either Mr. Schwartz or Ms. Bershan may resign at any time or we may terminate their employment at any time.

     Our anticipated growth will require us to recruit and hire additional new managerial personnel. The inability to recruit and hire necessary personnel or the emergence of unexpected expansion difficulties could have a material adverse effect on our business, financial condition or results of operations. Competition for such personnel is intense, and it is possible we will not be able to retain existing personnel or identify or hire additional personnel.
Risk Factors Relating To Our Common Stock
We are controlled by a small number of principal stockholders who may exercise a proportionately larger influence on the Company than stockholders with smaller holdings.
     We are controlled by a small number of principal stockholders who may engage in acts that may not be in the interests of our stockholders with smaller holdings. Barry Schwartz and Lisa Bershan, who are officers and directors of the Company, together own 59.60% of our outstanding common stock. Nortia Capital Partners, which is not an affiliate of the Company, owns 9.94% of our common stock and Lee James Wagner owns 6.36% of our outstanding common stock. Accordingly, it is likely that these officers, directors and principal stockholders will have a significant influence on the election of our directors and on our management, operations and affairs, with the ability to prevent or cause a change in control of the Company.
There currently is not a market for our shares, and a trading market for our shares may not develop.
     There is currently no prior public market for our common stock, and stockholders may be unable to sell their shares. Because of this current and possible future lack of a market, investors may be unable to sell their shares when they wish to do so. Investors may not be able to use our shares as collateral for a loan or other matter. The Company intends to submit an application to the OTC Bulletin Board so that its common stock will be quoted on the OTC Bulletin Board immediately after the registration statement becomes effective.
Even if a trading market for our shares develops, stock prices may be volatile.
     It is currently anticipated that, even if a trading market for our shares does develop, the price of our common stock will be low and also may be volatile. Many brokerage firms may not effect transactions and may not deal with low priced securities, as it may not be economical for them to do so. This could have an adverse effect on developing and sustaining a market for our securities. In addition, investors may not be able to use our securities as collateral. If a market does develop, trading in the common stock, if any, will occur in the over-the-counter market.
Even if a market for our shares develops, our common stock may be subject to penny stock regulation.
     The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in “penny stocks.” Generally, penny stocks are equity securities with a price of less than $5 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system). Even if a market for the common stock develops, if our shares are traded for less than $5 per share, the shares will be subject to the SEC’s penny stock rules unless (1) our net tangible assets exceed $5,000,000 during the first three years of continuous operations or

$2,000,000 after our first three years of continuous operations; or (2) we have had average revenue of at least $6,000,000 for the last three years. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Even if a market for our shares develops, our shares may be subject to the penny stock rules and holders of the shares may find it difficult to sell them.
We have not and do not anticipate paying dividends in the foreseeable future.
     We have not paid any cash dividends to date with respect to our common stock. We do not anticipate paying dividends on our common stock in the foreseeable future since we will use all of our earnings, if any, to finance expansion of our operations. However, we are authorized to issue preferred stock and may in the future pay dividends on the preferred stock that may be issued.
Compliance with corporate governance and public disclosure regulations may result in additional expenses.
     Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, and new regulations issued by the SEC, are creating uncertainty for companies. In order to comply with these laws, we may need to invest substantial resources to comply with evolving standards, and this investment would result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Prospectus contains forward-looking statements that may be affected by matters outside our control that could cause materially different results.
     Certain statements in this document constitute “forward-looking statements.” These forward-looking statements involve known or unknown risks, uncertainties and other factors that may cause the actual results, performance, or achievements of All American Pet to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Specifically, (a) the actions of competitors and customers; (b) our ability to execute our business plans; (c) our ability to increase revenues and operating income; and (d) general economic conditions and other factors will significantly affect our ability to continue to expand our current businesses, and to enter new business areas. You can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continues” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.
USE OF PROCEEDS
     We are not selling any securities under this Prospectus and therefore will not receive any sales proceeds. Shares offered under this Prospectus are being offered by the selling stockholders.
DETERMINATION OF OFFERING PRICE
     Each selling stockholder may make these sales at prices and under terms then prevailing or at prices related to the then current market price.
DILUTION
     We are not selling any common stock in this offering. The shares being sold by this Prospectus are either already outstanding shares of All American Pet common stock, or are issuable upon the exercise of warrants. As such, there is no dilution resulting from the common stock to be sold in this offering.
DESCRIPTION OF BUSINESS
Business Development and Overview of All American Pet
     All-American Pet Company Inc. was formed on February 13, 2003 under the laws of the State of New York. On January 27, 2006, All-American Pet Company Inc., a New York corporation, reincorporated as All American Pet Company, Inc., a Maryland corporation, which had been formed on January 4, 2006 under the laws of the State of Maryland.
     Our current focus is to offer high quality, healthy breakfast cereal for dogs, without sacrificing competitive pricing. We intend to market our current products while we develop new pet food products consistent with our business strategy. We completed packaging design, graphics and test product runs for our six initial dog cereal products in November 2004. We began marketing and selling our products in February 2005. At the same time, we began to promote our products both to consumers and within the pet food industry. We have embarked on an advertising, marketing and public relations campaign that targets family households with pets.
     Assuming we successfully reach our sales projections for the duration of 2006, and in the event we successfully obtain a secondary round of funding after this Prospectus is declared effective, we hope to achieve profitable operations by the first quarter of 2007 on a going forward basis. To reach this goal, we will need to achieve approximately $2.5 million in gross revenue sales on a monthly basis during the first quarter of 2007, and we will need to successfully raise between $3 and $5 million in additional funding.
Going Concern
     In their report in connection with our 2005 financial statements, our auditors included an explanatory paragraph stating that, because we have incurred a net loss of $1,446,018 and a negative cash flow from operations of $508,670 for the year ended December 31, 2005, and had a working capital deficiency of $1,228,153 and a stockholders’ deficiency of $1,071,069 at December 31, 2005, there is substantial doubt about our ability to continue as a going concern.
     The Company incurred a net loss of $896,649 (unaudited) and a negative cash flow from operations of $1,190,411 (unaudited) for the six months ended June 30, 2006, and had a working capital deficiency of $618,069 (unaudited) and a stockholders’ deficiency of $275,871 (unaudited) at June 30, 2006.
     To address these concerns and improve cash flow and liquidity, the Company concluded the following financing arrangements:
     The Company raised $125,000 from a private placement of convertible notes and converted those notes to common stock in March 2006, and the Company raised approximately $1,300,000 in 2006, net, from the sale of common stock.
     There can be no assurance that the current cash position will be sufficient to sustain operations. The financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Our continuation as a going concern is dependent on the Company’s ability to raise additional funds sufficient to meet its obligations on a timely basis, to comply with the terms of its financing agreements and ultimately to attain profitable operations.
Product Overview
     We produce, market and sell super-premium dog food primarily through supermarkets and grocery stores under the brand name BowWow Breakfast Cereal™ (“BowWow Breakfast”). We decided to develop this product after reviewing recommendations from the American Veterinary Medical Association and the American Kennel Club that dogs be fed twice a day, and after researching whether any commercial dog food was specifically targeted for the morning meal. We determined that while approximately 50% of households fed their dogs twice a day, there did not appear to be a product specifically developed for the morning meal.
     In light of this research, we decided to create the first line of commercial breakfast dog food, packaging and forming our dog food as a breakfast cereal. We developed our product specifically for the breakfast meal after consulting with dog nutritionists who indicated that feeding dogs in the morning and again in the evening improves nutrient absorption and sustains energy levels throughout the day. Based on this information, we developed our product to include vitamins and nutrients to kick start dogs’ metabolism in the morning.
     Consistent with our breakfast theme, we manufacture our product to consist of smaller nuggets and kibbles to facilitate dog digestion in the morning. After consulting with dog nutritionists, we determined that many dogs “inhale” their food without proper chewing. Because many dog foods currently on the market consist of large kibble, when dogs consume this large kibble too quickly, the kibble does not break down into smaller pieces of food necessary for proper digestion.
     To address this problem, and in light of the importance of digestion of the first meal of the day for metabolism purposes, we developed our product to include smaller nuggets and kibble. These smaller nuggets and kibble provide more surface area for a dog’s digestive enzymes and gastrointestinal tract to process. In addition, to focus our products specifically on the breakfast meal, we packaged our products like breakfast cereals, and flavored the majority of our products in traditional human breakfast flavors such as bacon and eggs, mixed berry, apple granola and multi-grain.
     We believe that because of the BowWow Breakfast brands’ quality nutritional value, as well as their unique packaging appearances, these breakfast cereals for dogs can occupy a significant niche within the dog food market.
     We currently provide three breakfast cereal products under the BowWow Breakfast brand, offering the flavors Barkfast Squares™, peanut butter flavor; Chewabunga™, mixed berry flavor; and Chompions™, bacon and egg flavor. As our sales increase and we raise additional funding, we plan to offer three additional flavors, Fido Flakes™, multi grain flavor; Grrrnola™, apple flavor; and Pooch-Cheez™, cheese flavor; all three of which we have already designed and tested.

Product Development
     To develop the BowWow Breakfast brand, we worked with pet nutritionists to create a formula which provides a high level of nutrition, based on a comparison of the Guaranteed Analysis of the BowWow Breakfast brand versus the Guaranteed Analysis of other dog food brands. Employing independent dog food taste testing facilities to measure the palatability of the BowWow Breakfast brands, we determined that in most instances, dogs preferred the taste of the BowWow Breakfast brand over other leading dog foods.
     The pet nutritionists and veterinarians we worked with to create our products developed a formula that offers complete and balanced nutrition for dogs. For example, because protein is the most important aspect of a dog’s diet, our super-premium formula contains a 26% minimum protein level. Although the term “super-premium” does not have a regulatory or standard definition, generally the dog food industry classifies “super-premium” dog food as food that has an average 23–27% protein, whereas “economy” dog food is classified as food with an average of 20% protein.
     Our products differ from other dog foods currently on the market from a nutritional standpoint. For example, the primary ingredient in the formula for our dog food is chicken meal. Chicken meal provides more protein than chicken because it contains only 7-8% of water, while chicken contains 70-75% of water. This lower water content permits our product to provide more protein than dog foods made with chicken.
     Our products also differ from economy branded dog food because our products have higher vitamin and chelated mineral levels. Chelated minerals are minerals recommended by veterinarians to assure a dog’s proper daily intake of vitamins and enzymes necessary for healthy digestion. While economy branded dog foods have very low levels of vitamins and no chelated minerals, our products include a high concentration of vitamins A, C and E, and also contain chelated minerals necessary for balanced digestion.
     Finally, our products contain the amino acids l-carnitine, which helps dogs convert dietary fat into energy, as well as taurine, whose metabolic properties are beneficial for dog hearts and in cases of dilated cardiomyopathy. In contrast to our products, because of the high costs of l-carinitine and taurine, many other super-premium dog foods do not include these amino acids in their formulas, and we are unaware of any economy branded dog food which includes these acids.
     In addition to our initial product rollout, we intend to formulate a variety of other product concepts. For example, we hope to expand by offering additional packaging alternatives for our existing flavors of BowWow Breakfast (e.g. a variety pack of four ounce dog food boxes, or a 128 ounce jumbo box of dog food). We also intend to explore opportunities to create new product lines, such as a specially designed dog food for the evening meal. In the longer term, we may also distribute our product line on a bulk basis, and explore opportunities to market our products overseas. Each of these new initiatives would require substantial capital to undertake and implement, and we have not identified or received commitments from any sources of this capital.
Customers
     Currently, we sell our product in 1,200 stores, the majority of which are affiliated with supermarket chains. Of these 1,200 stores, no one customer constitutes more than ten percent of our sales volume.
Sales and Marketing
     Initially, we intend to distribute our products through supermarkets and grocery stores, which cover approximately 35% of the retail dry dog food market. As of June 1, 2006, our products were being sold in approximately 1,200 supermarkets and grocery stores. We also are involved in ongoing discussions and/or negotiations with different supermarket chains regarding the potential placement of the BowWow Breakfast brand with additional stores. Our success will depend upon our ability to conduct an effective advertising and marketing program that will promote our products, and the demand for our products from different supermarkets and distributors. We intend to advertise our products and increase our visibility through a variety of media, including high profile shopping center publicity events, direct marketing and data gathering programs, Internet marketing, strategic media, supermarket and charity promotional alliances, traditional and non-traditional advertising campaigns, loyalty mass mailers, supermarket displays, “end cap” and related sales promotions, and national, local and print news interviews. This marketing campaign will include event-based promotions, in-store give-a-ways, point-of-purchase displays and quarterly retail promotions. Part of our marketing strategy is to develop consumer awareness through co-op advertising, public relations and by the provision of trial size boxes to consumers. Though we do not know exactly what type of costs will be incurred in connection with this marketing program, because marketing is such an essential aspect to our future growth, we intend to fund this program as soon as we receive additional proceeds from funding efforts.
     Currently we sell four-ounce trial size boxes to consumers to communicate the concept and nutritional value of products, and to permit the consumer to try the product. These trial size boxes are sold through display shippers in supermarkets. They are also distributed free of charge at local pet-related businesses and events.
     In 2005, the Company had total sales net of discounts of $467,000, broken down across quarters as follows: First Quarter, $80,000; Second Quarter, $282,000; Third Quarter, $98,000; and Fourth Quarter, $7,000. Since the wholesale price for our products is $1.00 per pound, our sales per quarter by pounds of product sold were: First Quarter, 80,000lbs; Second Quarter, 282,000lbs; Third Quarter, 98,000lbs; and Fourth Quarter, 7,000lbs. For the period ending June 30, 2006 our net sales were approximately $79,000, which constitutes approximately 80,000 lbs of dog food. These numbers do not include samples of products we distributed free of charge, which we distribute to supermarket chain buying offices, pet centers and mass merchant buying offices in connection with our marketing efforts. Our total sales net of discounts increased significantly between the first and the second quarter of 2005 because during the second quarter of 2005, we began selling our products in a larger number of supermarkets, and the supermarkets to whom we had sold our products in the first quarter re-ordered our products. Subsequently, our sales decreased between the second and third quarters because we were unable to continue to market our product, and subsequently sales declined as supermarkets who had ordered the product in second quarter failed to re-order the same amount of product in the third quarter. In addition, we were unable to pay supermarkets the “slotting fees” charged by supermarkets to shelf our products. Slotting fees are one-time fees charged by supermarkets to have our products placed on its shelves.
     The pet food industry is a large and growing industry. Currently, according to publicly available records, there are over 65 million pet dogs in the United States. In a recent study by American Demographics, 92% of pet owners perceived their pets as part of their family, and 83% of pet owners characterize themselves as the “mommy” or “daddy” of their pet.
     The dry dog food market is growing at approximately 2.8% annually. According to dog market researcher Euromonitor, in the United States premium dry dog food brands represented $3.6 billion in sales in 2005, up from $1.9 billion in 1998, and these sales are estimated to reach $4.3 billion by 2010. This growth has been driven by pet owners’ increased awareness regarding pet diets and nutrition, as well as the “humanization” of pets. Although these projections relate to the “premium” dry dog food brands, rather than the “super-premium” brands which we produce, we expect “super-premium” brands to grow in a pace similar to “premium” brands.
Competition
     The pet food business is highly competitive, and virtually all of the manufacturers, distributors and marketers of pet food have substantially greater management, financial, research and development, marketing and manufacturing resources than we do. Competitors in the super-premium pet food market include, among others: Colgate-Palmolive Co. (Hills’ Science Diet), Iams Co. and Ralston Purina Co. Brand loyalty to existing products may prevent us from achieving our sales objectives. Additionally, the long-standing relationships maintained by existing premium pet food manufacturers with veterinarians and pet breeders may prevent us from obtaining professional recommendations for our products. In addition, we compete with current supermarket high-priced dog foods, and with premium dog foods offered in the specialty pet stores.
Manufacturing, Supplies and Packaging
     We work with manufacturers to prepare our products in accordance with strict quality assurance and quality control standards. We currently maintain manufacturing arrangements with parties that have extensive experience producing, packaging and warehousing dry pet food products, and we require that these manufacturers use strict ingredient and processing standards for the production of our brands. When we produce the BowWow Breakfast brands, one of our employees is present at the manufacturing facility to supervise production, and to test the quality and ingredients of the dog food.
     In order to retain the flexibility to obtain the same products from different sources, we currently do not have any long term manufacturing contract with any manufacturer, and we do not intend to enter into any such contract or any exclusive contract with any manufacturer. Our manufacturers purchase the raw materials (such as feed and vita mixes for our dog food, clay coated news back for our cereal boxes and corrugate for our case packs) for our products on the open market, and we do not have any agreements in place with any individual supplier to provide the ingredients needed for our products. In the event the cost of the raw materials necessary for our products increases, traditionally our manufacturers have passed this cost increase on to us. We currently maintain an agreement with Bev-Lin Enterprises, Inc. to lease approximately nine thousand square feet of warehouse space and packaging equipment to package our products, and the Company hires temporary employees to package its products in this warehouse. The lease with Bev-Lin Enterprises, Inc. extends until September of 2007, and can be extended with the mutual consent of both parties.
Intellectual Property
     We have registered the name “All American Pet Company, Inc.™,” as well as the brand name “BowWow Breakfast Cereal™,” with the United States Patent and Trademark Office. In addition, we have registered the product names “Barkfast Squares™,” “Chewabunga™,” “Chompions™,” “Fido Flakes™,” “Grrrnola™” and “Pooch-Cheez™.”
     We intend to apply for trademark registration with respect to all other future products to the extent those products are marketed under distinct brand names.
     We protect the recipes and formulations for our products as proprietary and we rely on a combination of copyright, trade secret and confidential information laws, employee and third-party non-disclosure agreements and other methods to protect such proprietary rights. We have entered into non-disclosure and assignment of invention agreements with certain of our employees, consultants and subcontractors. However, there can be no assurance that these measures will be adequate to protect us against infringement or misappropriation of our recipes and formulations, or to prevent competitors from developing similar or superior products.
Government Regulation
     Federal Regulation
     In the United States, governmental oversight of animal nutrition and health products is shared primarily by the U.S. Department of Agriculture and the U.S. Food and Drug Administration. We are subject to the Food, Drug and Cosmetic Act and the regulations passed by the FDA under this act. The comprehensive regulatory program governs, among other things, the manufacturing, composition and ingredients, labeling, packaging and safety of pet food. We are also subject to regulation by certain other governmental agencies, including with respect to our advertising materials, the Federal Trade Commission.
     The FDA is responsible for the safety and wholesomeness of the human food supply. The FDA regulates foods intended for human consumption, as well as foods intended for pet consumption. Through the Center for Veterinary Medicine, the FDA regulates the manufacture and distribution of animal drugs, including feed additives and drugs that will be given to animals from which human foods are derived (food-producing animals), as well as feed additives and drugs for pet (or companion) animals. A major issue in the regulation of animal foods is the potential for increased bacterial resistance to certain antibiotics used in certain food-producing animals.
     Our products are not currently classified as “pet supplements.” Rather, our products would likely be classified as “fortified” or “vitamin-enriched” pet foods, or as “specialty” pet foods. FDA compliance is based on satisfactory demonstration of safety and efficacy. Efficacy requirements are based on the desired label claim and encompass all species for which label indication is desired (in this case, solely canines). Safety requirements include target animal safety and, in the case of “pet supplements,” safety is guaranteed by the requirement that all the ingredients be “Generally Recognized as Safe.”
     State and Local Regulation
     In addition to applicable federal regulation, a number of states and some local governments have enacted laws and regulations governing the formulation, labeling and advertising of pet foods and supplements. The operations and products of the Company are also subject to state and local regulation regarding licensing of plants, enforcement by state health agencies of various state standards and inspection of facilities. Generally, state departments of health scrutinize products labeled as “pet supplements” more rigorously than they scrutinize products labeled as “pet foods.” This higher level of scrutiny is generally due to the fact that under Federal law, there is no official regulation for products classified as “pet supplements,” because the Dietary Supplement Health and Education Act applies only to products for human consumption. Thus, all ingredients in a “pet supplement” must be “Generally Recognized as Safe”; and some states reject labels for pet supplements containing, for example, herbs, given that those herbs do not have “Generally Recognized as Safe” status.
     Our labels must be registered in each state that our products are sold to consumers. If we fail to register our labels or satisfy relevant labeling regulations, we may be subject to fines or prohibited from selling our products until such regulations are satisfied. There is some chance that certain states will view our dog food as dog supplements, and require the “Generally Recognized as Safe” status cited above for any amino acids, herbs, or other additives added to the dog food. Any failure to comply with applicable regulatory requirements could have a material adverse effect on us. We believe we are in material compliance with applicable regulatory requirements.
     Advertising and FTC Regulations
     The FTC governs all promotional materials for our pet food products, whether such advertisements are in the form of print ads, radio and TV ads, or on our website. Each claim —express and implied— must be true, accurate and not misleading. That is, the FTC will cite what it believes to be false, deceptive and unsubstantiated claims in any advertisement.
     To determine whether certain claims are false or deceptive, the FTC is authorized to initiate comprehensive investigations. The FTC also works closely with the FDA, and maintains joint jurisdiction with the FDA over foods and supplements. The FTC may enforce compliance with the law in a variety of ways, both administratively and judicially, using compulsory process, cease and desist orders and injunctions. FTC enforcement can result in orders requiring, among other things, limits on advertising, corrective advertising, disgorgement of profits, consumer redress, divestiture of assets, rescission of contracts and such other relief as the agency deems necessary to protect the public.
     In addition to the aforementioned regulations, the BowWow Breakfast brands are regulated by the Association of American Feed Control Officials (“AAFCO”). AAFCO develops model laws and regulations, uniform feed ingredient definitions, and appropriate labeling requirements to ensure the safe use of animal feed. While AAFCO is not a regulatory agency, it provides federal and state officials a forum to deliberate and discuss issues affecting the sale and distribution of animal feed. The labels for the BowWow Breakfast brands are required to include an ingredient statement, with ingredients listed in descending order of their predominance by weight. Each ingredient listed on the label must be approved by an acceptable method or defined by AAFCO, so we are compelled to use only those ingredients in our dog food which are approved by AAFCO.
Research & Development
     We expended significant time and effort researching and developing the BowWow Breakfast brands. For example, working with animal nutritionists as well as veterinarians, we spent over two years developing the ingredients for the BowWow Breakfast brands. In addition, in order to determine which facility could most efficiently produce a nutritional dog food product, we had three different dog food manufacturing facilities produce sample products in breakfast shapes and sizes.
     We employed independent dog food taste testing facilities to research the palatability of the BowWow Breakfast brands. After tests were conducted at the Pet Nutrition Center in Red Bay, Alabama, Great Lakes Nutritional, Inc. in Ridgeway, Wisconsin and Summit Ridge Farms in Susquehanna, Pennsylvania, all three testing facilities concluded that in most instances, dogs preferred the taste of the BowWow Breakfast brand over other leading dog foods.
     Generally, taste testing facilities determine dog food palatability by analyzing how small breed, mid-size breed and large breed dogs react to different dog foods. These tests are conducted by placing a bowl of the dog food which is being analyzed next to bowls of other established dog foods that the manufacturer is testing against. Each breed of dog is released to the testing area without the other breeds, and the person supervising the taste test records the dog’s preferences among the different dog foods. The taste testing facilities subsequently attempt to confirm their results by changing the location of the different dog foods to determine whether a dog prefers each particular dog food, or instead whether a dog simply prefers the location of each particular dog food.
     Based on these and other research and development efforts, it is estimated that we spent in excess of $200,000 on product development costs of our products during the past three years.

Employees
     We currently have eleven full-time employees including our two officers. We also have three consultants that work with us on a part-time basis to assist in local marketing and public relations activities.
Available Information
     We have filed with the SEC a registration statement on Form SB-2 under the Securities Act for the common stock offered by this Prospectus. This Prospectus, which is a part of that registration statement, does not contain all of the information in the registration statement and the exhibits filed with it, portions of which have been omitted as permitted by SEC rules and regulations. For further information concerning the Company and the securities offered by this Prospectus, please refer to the registration statement and to the exhibits filed with it.
     The registration statement, including all exhibits, may be inspected without charge at the SEC’s Public Reference Room at the public reference facility of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference facility by calling the SEC at 1-800-SEC-0330. The registration statement, including all exhibits and schedules and amendments, has been filed with the SEC through the Electronic Data Gathering, Analysis and Retrieval system, and is publicly available through the SEC’s Website located at http://www.sec.gov.
SELLING STOCKHOLDERS
     The securities are being offered by the named selling stockholders below. The selling stockholders may from time to time offer and sell under the terms of this Prospectus up to an aggregate of 4,988,714 shares of our common stock. The selling stockholders acquired the shares of common stock under the private placements discussed in this Prospectus. The selling stockholders may, from time to time, offer and sell any or all of the shares that are registered under this Prospectus, although they are not obligated to do so.
     We do not know when or in what amounts the selling stockholders may offer for sale the shares described in this Prospectus. The selling stockholders may decide not to sell any of the shares that this Prospectus covers. Because the selling stockholders may offer all or some of the shares under this Prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares that the selling stockholders will hold after completion of the offering, we cannot estimate the number of the shares that the selling stockholders will hold after completion of the offering. However, for purposes of the following tables, we have assumed that, after completion of the offering, the selling stockholders will hold none of the securities that this Prospectus covers.
     The following table sets forth, to the best of our knowledge and belief, with respect to the selling stockholders:
•	the number of shares of common stock beneficially owned as of June 20, 2006;

•	the number of shares of common stock eligible for resale and to be offered by each selling stockholder under this Prospectus;

•	the number of shares owned by each selling stockholder after the offering contemplated by this Prospectus, assuming that all shares eligible for resale under this Prospectus actually are sold;

•	the percentage of shares of common stock beneficially owned by each selling stockholder after the offering contemplated by this Prospectus; and

•	in notes to the table, additional information concerning the selling stockholders, including any NASD affiliations and any relationships, excluding non-executive employee and other non-material relationships, that a selling stockholder had during the past three years with the registrant or any of its predecessors or affiliates.
     Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and except for community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

				Percentage
			Number	of Shares of
			of Shares	Common
	Number of Shares	Number of	Owned	Stock
	of Common Stock	Shares To	After	Owned
	Owned Before	Be	Offering	After
Selling Stockholders(A)	Offering(B)	Offered(B)	(B)	Offering (B)
Nortia Capital Partners (1)	1,250,000	1,250,000	0	0%
Lee James Wagner (2)	800,000	800,000	0	0%
Advice Portfolio Management GMBH (3)	248,880	248,880
Harmut Thome	200,000	200,000	0	0%
Eckard Kirsch	200,000	200,000	0	0%
Jennifer Foulger (4)	158,331	158,331	0	0%
Clifford Stern	100,000	100,000	0	0%
Othmar Van Diemar	100,000	100,000	0	0%
Gerhard Back	100,000	100,000	0	0%
Ayhan Sentuerk	100,000	100,000	0	0%
Robin Smith	100,000	100,000	0	0%
Bernie Mermelstine	100,000	100,000	0	0%
Brad Stewart	100,000	100,000	0	0%
Metro Refinishing Corp. (5)	95,000	95,000	0	0%
Alan Talesnick (6)	79,169	79,169	0	0%
David & Marian Fass	75,000	75,000	0	0%
1422708 Ontario Ltd. (7)	63,334	63,334	0	0%
Denise Weiss	50,000	50,000	0	0%
Advice Capital Management	50,000	50,000	0	0%
Andreas Jagenburg	50,000	50,000	0	0%
Helmut Holl	50,000	50,000	0	0%
Jeffrey Schnapper	50,000	50,000	0	0%
Gilbert and Nancy Raker	50,000	50,000	0	0%
Jay & Bernice Salomon	50,000	50,000	0	0%
Mark Neilsen	50,000	50,000	0	0%
Anthony Pintsopoulos	50,000	50,000	0	0%
Richard Rappaport (8)	50,000	50,000	0	0%
Lenore Grant	50,000	50,000	0	0%
Catherine Wagner	50,000	50,000	0	0%
Lee James Wagner, Jr.	50,000	50,000	0	0%
William Wagner	50,000	50,000	0	0%
Annie Rosenberg	40,000	40,000	0	0%
George Glenn Izmirian	30,000	30,000	0	0%
Thorsten Kirsch	30,000	30,000	0	0%

				Percentage
			Number	of Shares of
			of Shares	Common
	Number of Shares	Number of	Owned	Stock
	of Common Stock	Shares To	After	Owned
	Owned Before	Be	Offering	After
Selling Stockholders(A)	Offering(B)	Offered(B)	(B)	Offering (B)
Dieter Kirsch	30,000	30,000	0	0%
Volker Kirsch	30,000	30,000	0	0%
Karl Langlitz	25,000	25,000	0	0%
Petra Goettel	25,000	25,000	0	0%
Gerhard Heck	25,000	25,000	0	0%
Andreas Jacobs	25,000	25,000	0	0%
Hanka Lew (9)	25,000	25,000	0	0%
Felicia Grossman (10)	25,000	25,000	0	0%
Martin Euler	25,000	25,000	0	0%
Dieter Koch	24,000	24,000	0	0%
Glen Greenbaum	20,000	20,000	0	0%
Al Gomez	20,000	20,000	0	0%
Alex Rosenberg	10,000	10,000	0	0%
Hubert Henneberger	10,000	10,000	0	0%

Total	4,988,714	4,988,714	0	0%

(A)	It is our understanding that Mr. Rappaport, Mr. Lew and Mr. Grossman, the only selling stockholders that are affiliates of a broker-dealer, purchased the securities offered in this Prospectus in the ordinary course of business, and at the time of the purchase, had no agreements or understanding to distribute the securities.

(B)	These numbers assume that the selling stockholder elects to sell all the shares of common stock held by the selling stockholder that are covered by this Prospectus.

(1)	Includes 500,000 shares of common stock underlying warrants exercisable within 60 days of June 20, 2006. Nortia Capital Partners, Inc. acts as an advisor to All American Pet Company. Nortia has advised the Company regarding its capital raising activities, its capital structure, the procurement of investment banking, legal and accounting firms, general business issues, aspects of the registration process, and the issues the Company will face once becoming a public company. Nortia is not an affiliate of the Company, and there are no natural persons for whom Nortia is selling shares.

(2)	Includes 400,000 shares of common stock held by Wagner Resources, an entity controlled by Mr. Wagner. The amount of shares does not include 50,000 shares owned by each of Mr. Wagner’s four children for an aggregate of 200,000 shares to which Mr. Wagner disclaims beneficial ownership.

(3)	Consists of 248,880 shares of common stock underlying warrants exercisable within 60 days of June 20, 2006.

(4)	Includes 31,666 shares of common stock underlying warrants exercisable within 60 days of June 20, 2006.

(5)	Includes 19,000 shares of common stock underlying warrants exercisable within 60 days of June 20, 2006. There are no natural persons for whom Metro Refinishing is selling shares.

(6)	Includes 15,834 shares of common stock underlying warrants exercisable within 60 days of June 20, 2006.

(7)	Includes 12,667 shares of common stock underlying warrants exercisable within 60 days of June 20, 2006.

(8)	Mr. Rappaport is chief executive officer of WestPark Capital, Inc., a registered NASD member. For purposes of this offering, Mr. Rappaport may be considered an underwriter, though the Company has no formal or informal agreement with Mr. Rappaport, and is not in privity of contract with Mr. Rappaport.

(9)	Mr. Lew is related to a registered representative of WestPark Capital, Inc., a registered NASD member. For purposes of this offering, Mr. Lew may be considered an underwriter, though the Company has no formal or informal agreement with Mr. Lew, and is not in privity of contract with Mr. Lew.

(10)	Ms. Grossman is related to a registered representative of WestPark Capital, Inc., a registered NASD member. For purposes of this offering, Mr. Grossman may be considered an underwriter, though the Company has no formal or informal agreement with Mr. Grossman, and is not in privity of contract with Mr. Grossman.
PLAN OF DISTRIBUTION
     We are not offering common stock through an underwriter. Instead, the selling stockholders named in this Prospectus are offering 4,988,714 shares of the Company’s common stock currently held by such stockholders.
     Each of the selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, offer and sell the shares of common stock included in this Prospectus. To the extent required, we may amend and supplement this Prospectus from time to time to describe a specific plan of distribution.
     Each selling stockholder will act independently in making decisions with respect to the timing, manner and size of each sale. Each selling stockholder may make these sales at prices and under terms then prevailing or at prices related to the then current market price. The selling stockholders may also make sales in negotiated transactions, including one or more of the following methods:
•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account under this Prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	an over-the-counter distribution in accordance with the rules of the OTC Bulletin Board (assuming that the shares will be traded on the OTC Bulletin Board – of which there is no assurance); and

•	in privately negotiated transactions.
     In connection with distributions of the shares or otherwise, each of the selling stockholders may:
•	enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume;

•	sell the shares short and redeliver the shares to close out such short positions;

•	enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to them of shares that this Prospectus offers, which they may in turn resell; and

•	pledge shares to a broker-dealer or other financial institution, which, upon a default, they may in turn resell.
     In addition, the selling stockholders may sell any shares that qualify for sale under Rule 144, rather than under this Prospectus.
     In effecting sales, broker-dealers or agents that the selling stockholders engage may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts that the parties may negotiate immediately prior to the sale. However, under the NASD rules and regulations, such broker-dealers may not receive a commission or discount in excess of 8% for the sale of any securities registered by this Prospectus.
     In offering shares that this Prospectus covers, the selling stockholders, and any broker-dealers and any other participating broker-dealers who execute sales for the selling stockholders, may qualify as “underwriters” within the meaning of the Securities Act in connection with these sales. Any profits that the selling stockholders realize, and the compensation that they pay to any broker-dealer, may qualify as underwriting discounts and commissions.
     In order to comply with the securities laws of some states, the selling stockholders must sell the shares in those states only through registered or licensed brokers or dealers. In addition, in some states the selling stockholders may sell the shares only if we have registered or qualified those shares for sale in the applicable state or an exemption from the registration or qualification requirement is available and the selling stockholder complies with the exemption.
     The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended, may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this Prospectus available to the selling stockholders for the purpose of satisfying the Prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against liabilities, including liabilities arising under the Securities Act.

     At the time a selling stockholder makes a particular offer of shares, we will, if required, file a post-effective amendment to the registration statement covering those shares and/or distribute a Prospectus supplement that will set forth:
•	the number of shares that the selling stockholder is offering;

•	the terms of the offering, including the name of any underwriter, dealer or agent;

•	the purchase price paid by any underwriter;

•	any discount, commission and other underwriter compensation;

•	any discount, commission or concession allowed or reallowed or paid to any dealer; and

•	the proposed selling price to the public.
     We have agreed to indemnify the selling stockholders against claims and losses due to material misstatements or omissions made by us (and not by the selling stockholders) in this Prospectus. Each of the selling stockholders has agreed to indemnify us against claims and losses due to material misstatements or omissions made by them.
LEGAL PROCEEDINGS
     We are not a party to any pending legal proceeding.
DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
Directors and Executive Officers
     The following table identifies the directors and executive officers of All American Pet Company, Inc.

Name	Age	Positions Held With The Company	Director Since
Barry Schwartz	60	President; Chief Executive Officer; Director	February 2003

Lisa Bershan	48	Executive Vice President; Secretary; Director	February 2003
     The principal occupations of each of our executive officers and directors for at least the past five years are as follows:
     Barry Schwartz, age 60, has served as President, Chief Executive Officer and a director of the Company since its inception in 2003. Mr. Schwartz is a senior retail and operations executive with more than 30 years of experience in consumer durables and food. From 1977 through 1983, Mr. Schwartz served as the Executive Vice President of Ups N Downs. From

1983 to 1987, Mr. Schwartz served as the Senior Vice President for Brooks Fashion. From 1987 to 1992, Mr. Schwartz served as the Senior Vice President for Plymouth Lamston Stores. From 1992 to 1995, Mr. Schwartz served as the President of the Outlet Store Divisions for Guess Jeans, Inc. From 1995 to 1997, Mr. Schwartz served as the President of Chorus Line Corp. From 1997 to 1999, Mr. Schwartz served as the Vice President of Cache, Inc. From 2000 to the Company’s inception in 2003, Mr. Schwartz served as the President and Chief Executive Officer of Whizgrill, Inc., a quick service, casual dining restaurant chain.
     Lisa Bershan, age 48, has been Executive Vice President, Secretary and a director of the Company since its inception in 2003. In 1978, Ms. Bershan founded Incredible Edibles, a chain of gourmet stores which she sold in 1986 to Piedmont Specialty Foods. Ms. Bershan was the President and Chief Executive Officer of Incredible Edibles during this time and also served on its Board of Directors. From 1986 to 1994, Ms. Bershan served as Vice President and Director of Sales with Piedmont Specialty Foods where she helped launch numerous snack food products into major supermarket chains. In 1994, Ms. Bershan founded Lisa’s Gourmet Snacks, where she served as President and Chief Executive Officer and marketed unique foods including the first baked chips under the Lisa’s Incredible Edibles brand. In 1999, she founded Java Joint Candies, a unique caffeine enhanced product and served as its President and Chief Executive Officer until 2001. Ms. Bershan was not employed between 2001 and the time she founded the Company in 2003.
Family Relationships
     Mr. Schwartz and Ms. Bershan are married.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
     The following table sets forth certain information as of June 20, 2006, with respect to each person who owned of record as of that date, or is known to All American Pet to own beneficially, more than 5% of the outstanding shares of common stock with respect to each executive officer and director of All American Pet and by all executive officers and directors as a group.
     Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and except for community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership is based on 12,582,314 shares of common stock and common stock underlying warrants and options as of June 22, 2006.

Name and address of beneficial	Position with All	Number	Percent
owner	American Pet	of Shares	of Class
Barry Schwartz	President; Chief	3,750,000	29.80%
16501 Ventura Blvd.	Executive Officer;
Suite 514	Director
Encino, California 91436

Lisa Bershan	Executive Vice	3,750,000	29.80%
16501 Ventura Blvd.	President; Secretary;
Suite 514	Director
Encino, California 91436

Nortia Capital Partners, Inc. (1)	Stockholder	1,250,000	9.94%
400 Hampton Ct. Alpharetta, GA 30004

Lee James Wagner (2)	Stockholder	800,000	6.36%
430 Edgewood Rd. San Mateo, CA 94402

All named executive officers and directors		7,500,000	59.60%
as a group (two people)

(1)	Includes 500,000 shares of common stock subject to options exercisable within 60 days of June 16, 2006. Nortia Capital Partners, Inc. acts as an advisor to All American Pet Company. Nortia has advised the company with regards to its activities in raising capital, capital structure, the procurement of investment banking, legal and accounting firms, general business issues, all aspects of guiding the Company through the registration process, and the issues it will face once becoming a public company.

(2)	Includes 400,000 shares of common stock held by Wagner Resources, an entity controlled by Mr. Wagner. The number of shares does not include 50,000 shares owned by each of Mr. Wagner’s four children for an aggregate of 200,000 shares to which Mr. Wagner disclaims beneficial ownership.
DESCRIPTION OF SECURITIES
     Our authorized capital stock consists of 50,000,000 shares of common stock with a $.001 par value. We also have 10,000,000 shares of preferred stock with a $.001 par value.
Description of Common Stock
     Each share of the common stock is entitled to share equally with each other share of common stock in dividends from sources legally available therefore, when, and if, declared by our Board of Directors and, upon liquidation or dissolution of All American Pet, whether voluntary or involuntary, to share equally in the assets of the Company that are available for distribution to the holders of the common stock. Each holder of common stock is entitled to one vote per share for all purposes, except that in the election of directors, each holder shall have the right to vote such number of shares for as many persons as there are directors to be elected. Cumulative voting shall not be allowed in the election of directors or for any other purpose, and the holders of common stock have no preemptive rights, redemption rights or rights of conversion with respect to the common stock.
     All shares of common stock have equal voting rights, and voting rights are not cumulative. The holders of more than fifty percent of the shares of common stock could, therefore, if they chose to do so and unless subject to a voting agreement to the contrary, elect all of our directors.
     We have not paid any cash dividends since our inception.
Description of Preferred Stock
     Our preferred stock will carry such relative rights, preferences and designations as may be determined by the Board of Directors in its sole discretion upon the issuance of any shares of preferred stock. The shares of preferred stock could be issued from time to time by the Board of Directors in its sole discretion without further approval or authorization by our stockholders, in one or more series, each of which series could have any particular distinctive designations as well as relative rights and preferences as determined by the Board of Directors. The relative rights and preferences that may be determined by the Board of Directors in its discretion from time to time, include but are not limited to the following:
•	the rate of dividend and whether the dividends are to be cumulative and the priority, if any, of dividend payments relative to other series in the class;

•	whether the shares of any such series may be redeemed, and if so, the redemption price and the terms and conditions of redemption;

•	the amount payable with respect to such series in the event of voluntary or involuntary liquidation and the priority, if any, of each series relative to other series in the class with respect to amounts payable upon liquidation and sinking fund provision, if any, for the redemption or purchase of the shares of that series; and

•	the terms and conditions, if any, on which the shares of a series may be converted into or exchanged for shares of any class, whether common or preferred, or into shares of any series of the same class, and if provision is made for conversion or exchange, the times, prices, rates, adjustments and other terms.
     The existence of authorized but unissued shares of preferred stock could have anti-takeover effects because we could issue preferred stock with special dividend or voting rights that could discourage potential bidders.
     The Board of Directors has the ability, without stockholder approval, to issue preferred stock with rights and preferences determined by the Board of Directors in the future. As a result, we may issue shares of preferred stock that have dividend, voting and other rights superior to those of the common stock, or that convert into shares of our common stock, without the approval of the holders of our common stock. This could result in the dilution of the voting rights, ownership and liquidation value of current stockholders.
     The Board of Directors has designated 56,500 shares of our preferred stock as Series A Preferred Stock. We issued all 56,500 shares of our Series A Preferred Stock in a private transaction. Each share of Series A Preferred Stock has a face value (for redemption and other purposes) of $10 per share, for a total face value of $565,000. The Series A Preferred Stock pays a dividend equal to 8% per annum of the face value. Dividends began to accrue on March 1, 2005, and dividends will be paid annually on March 1 of each year beginning in 2006, and will be cumulative. The Series A Preferred Stock has a liquidation preference of $10 per share (for a total of $565,000), plus accrued and unpaid dividends, upon a liquidation of the Company. At any time, we have the right to redeem the shares of the Series A Preferred Stock for $10 per share, plus accrued and unpaid dividends. For each share of Series A Preferred Stock that is redeemed, the holder will also receive one share of our common stock, for a total of 56,500 shares of common stock.
Outstanding Rights to Acquire Common Stock
     Under an agreement reached in November 2005, we raised $100,000 through the issuance of 750,000 shares of our common stock, and options to purchase 500,000 shares of our common stock at an exercise price of $.50 per share, to Nortia Capital Partners, Inc. (“Nortia”). The options, which are exercisable within sixty days of June 16, 2006, expire on November 30, 2007.
     We also issued four year warrants to Advice Portfolio Management, GMBH, a placement agent that placed 1,074,000 shares in this private placement, exercisable at $.50 per share of common stock, for the purchase of 248,880 shares of our common stock, and they expire on June 1, 2010.
     In a private placement occurring between December 2005 and January 2006, the Company issued to four subscribers convertible promissory notes of an aggregate of $125,000 principal, with an option to convert the principal amount of the convertible promissory note, including the amount of accrued interest, into shares of our common stock. Subsequently, all the holders of these convertible promissory notes exercised their options to convert, and they received two-year warrants. These warrants, which expire on January 27, 2008, are exercisable at $.50 per share of common stock, for the purchase of 79,167 shares.
INTEREST OF NAMED EXPERTS AND COUNSEL
     Patton Boggs LLP, Denver, Colorado, has acted as our counsel in connection with this offering, including the validity of the issuance of the securities offered under this Prospectus. Attorneys of Patton Boggs own 63,335 shares of our common stock, and warrants to purchase an additional 15,834 shares of our common stock.

SECURITIES AND EXCHANGE COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITY
     Our Articles of Incorporation contain a provision that limits the liability of our directors to the fullest extent permitted by the Maryland Business Corporation Law. The provision eliminates the personal liability of our directors for monetary damages for breaches of their fiduciary duty of care. As a result, stockholders may be unable to recover monetary damages against directors for negligent or grossly negligent acts or omissions in violation of their duty of care. The provision does not change the liability of a director for breach of his or her duty of loyalty to the Company or to stockholders or for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law. Our Articles of Incorporation provide that if the Maryland Business Corporation Law is amended to further limit such liability, then the liability of directors will be limited or eliminated to the maximum extent permitted by law as so amended. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and persons controlling All American Pet under the foregoing provisions, or otherwise, All American Pet has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The statements contained in this report that are not purely historical are forward-looking statements. “Forward-looking statements” include statements regarding our expectations, hopes, intentions, or strategies regarding the future. Forward-looking statements include: statements regarding future products or product development; statements regarding future selling, general and administrative costs and research and development spending, and our product development strategy; statements regarding future capital expenditures and financing requirements; and similar forward-looking statements. It is important to note that our actual results could differ materially from those in such forward-looking statements.
Overview
     We produce, market and sell super-premium dog food primarily through supermarkets and grocery stores under the brand name BowWow Breakfast Cereal™, which we developed and targeted specifically for the morning meal. The product forms and packaging are as a breakfast cereal. We currently offer six breakfast cereal products under the BowWow Breakfast brand.
     We plan to formulate a variety of other product concepts in addition to the BowWow Breakfast brands. We intend to expand by offering additional packaging alternatives with our existing flavors (e.g. variety pack of the four ounce dog food boxes, and a 128 ounce jumbo box of dog food). Although we have initially focused on commercializing existing product concepts, we also intend to explore opportunities to expand within existing product categories and to create new product lines. Each of these new initiatives would require substantial capital to undertake and implement, and we have not identified or received commitments from any sources of capital.
     We contract with manufacturers to prepare our products in accordance with strict quality assurance and quality control standards. We currently maintain manufacturing arrangements with parties that have experience producing and warehousing dry pet food products, and we require that these manufacturers use strict ingredient and processing standards for the production of our brands. For example, when we produce the BowWow Breakfast brands, one of our employees is present at the manufacturing facility to supervise production, and to test the quality and ingredients of the dog food.
     We intend to generate revenue from the sales of super-premium dog food products to our supermarket and grocery store customers, which we refer to in this section as retail customers. Our revenue arrangements with our retail customers often include sales incentives and other promotional costs such as coupons, volume-based discounts and off-invoice discounts. In addition, we may pay “slotting fees,” which are fees paid based on an oral arrangement with a retail customer to have our products placed on its shelves. Slotting fees are a one-time fee paid to a retail customer. Additional slotting fees may be incurred with a retail customer in the future if additional products are sold through that retail customer. As we continue to build out our distribution network, we anticipate incurring additional slotting fees. We record slotting fees as a reduction of gross sales.
     The components of cost of goods sold for each period are as follows:

	6/30/2006	6/30/2005	12/31/2005
Freight In	1,381	1,737	2,518
Fullfillment	7,250	19,959	35,770
Cost of products shipped	37,570	162,193	203,235
Spoilage	9,036	7,234	9,346

Total cost of goods sold	$55,237	$191,124	$250,869

     For the six month period ended June 30, 2006, there was in increase (as a percentage of sales) in both cost of products shipped and in spoilage. Both increases are mainly due to the decrease in volume during the period in comparison to prior periods. The Company was unable to keep its costs for products shipped as low as in prior periods due to lower quantities ordered. This has since been remedied and costs for products shipped in future periods have decreased as orders have again increased. In addition, due to these decreased shipments, more product than usual became stale (over 1 year) and was disposed of (approximately $7,400).
     Our other operating expenses consist of:
•	Sales and marketing expenses, which includes:
»	shipping costs related to manufactured products

»	advertising costs

»	spoils expenses related to manufactured products;
•	general and administrative expenses; interest expense; and

•	depreciation and amortization expense
     Since our founding, we have incurred high costs while generating low revenues. As a result, we have historically experienced large operating losses and negative cash flow. At June 30, 2006 and December 31, 2005, we had a working capital deficit of $618,069 and $1,228,153, respectively, and a shareholder deficit of $275,871 and $1,071,059, respectively. We have funded our operations primarily through the issuance of equity securities and debt. Ongoing working capital requirements will primarily consist of marketing, promotional and advertising expense. We believe that our revenue growth and future profitability will depend on the success of our marketing strategies. Our limited operating history makes it difficult to evaluate our prospects for success, and our revenue and profitability potential is unproven.
Results of Operations:
     The following discussion of the results of operations should be read in conjunction with our financial statements and notes thereto for the six months ended June 30, 2006 and 2005, and the years ended December 31, 2005 and 2004 included in this Prospectus.

Six Months Ended June 30, 2006 compared with Six Months Ended June 30, 2005
     Net sales for the six months ended June 30, 2006 were $243,619 compared to $312,805 in the comparable period in 2005. Net sales consist of sales, net of discounts, offset by slotting and sales incentive fees. Sales, net of discounts, decreased in the six months ended June 30, 2006 to $79,303 from $358,711 in the comparable period in 2005. This decrease resulted due to a longer than expected delay in delivering our products onto the shelves of supermarkets, and decreased sales volume due to a customer being acquired in December 2005. Slotting and sales incentive fees increased net sales by $164,316 for the six months ended June 30, 2006 compared to an expense of $45,906 in the comparable period in 2005. The positive effect of slotting and sales incentive fees during the six months ended June 30, 2006 resulted from our settlement with a major customer as a result of the customer’s inability to deliver shelf space and outlets due to its being acquired in December 2005. Consequently, the customer forgave $219,535 of previously accrued slotting fees. This adjustment was recorded as a reduction to slotting fees.
     Cost of goods sold was $74,638 for the six months ended June 30, 2006 compared to $191,124 in the comparable period in 2005. The decrease in cost of goods sold was due to the fact that we were producing six products for testing during the six months ended June 30, 2005, and we were producing only three products for sale during the six months ended June 30, 2006.
     Operating expenses were $1,065,630 for the six months ended June 30, 2006 versus $619,124 in the comparable period in 2005. Of this increase, general and administrative expenses were $826,789 for the six months ended June 30, 2006 versus $474,466 in the comparable period in 2005. The increase in these expenses is primarily the result of an increase of G & A expense resulting from an increase in sales and office personnel. In addition, interest expense for the six months ended June 30, 2006 totaled $74,881 as compared to $52,054 in the comparable period in 2005. The increase in interest expense for the six months ended June 30, 2006 was due to accrued interest relating to the $50,000 loan with a relative of a shareholder and the convertible notes in an aggregate amount of $125,000.
     Sales and marketing costs increased to $138,710 for the six months ended June 30, 2006 from $92,581 in the comparable period in 2005. This increase resulted due to post delivery spoilage costs of approximately $24,000 and hiring marketing consultants in 2006.
Fiscal 2005 Compared With Fiscal 2004
     Net sales for fiscal 2005 were $38,611 compared to no sales in fiscal 2004. This sales growth increased primarily because the Company began shipping products to customers in

February 2005. Net sales for fiscal 2005 consisted of sales, net of discounts, of $467,281, offset by slotting fees of $428,670.
     Cost of goods sold was $250,869 in fiscal 2005 compared to zero in fiscal 2004. The increase in cost of goods sold in fiscal 2005 was primarily due to the higher volume of dog food we produced in connection with our concentrated efforts to distribute our product in the dog food market in fiscal 2005.
     Operating expenses were $1,233,760 in fiscal 2005 versus $392,471 in fiscal 2004. Of this increase, general and administrative expenses were $870,456 in fiscal year 2005 versus $233,517 in 2004. These general and administrative expenses increased significantly primarily because we increased our distribution operations during 2005, after primarily researching, developing and market-testing our products in 2004.
     Also included in our increased operating expenses between fiscal 2004 and fiscal 2005 was an increase in our sales and marketing costs, from $109,180 in 2004 to $255,508 in 2005. This increase is primarily the result of our increased marketing and sales efforts in 2005 for the 2005 and 2006 fiscal years. During 2005, we exerted significant efforts to advertise, market and sell our product, including efforts to encourage retail customers to carry the BowWow Breakfast brand. The increase was also due to an increase in interest expense in fiscal 2005 of $107,796 from $49,774 in fiscal 2004. The increase in interest expense in fiscal 2005 was primarily due to the additional debt we incurred in connection with our increased sales, production and marketing efforts.
Liquidity and Capital Resources
Going Concern
     The Company incurred a net loss of $896,649 (unaudited) and a negative cash flow from operations of $1,190,411 (unaudited) for the six months ended June 30, 2006, and had a working capital deficiency of $618,069 (unaudited) and a stockholders’ deficiency of $275,871 (unaudited) at June 30, 2006. These matters raise substantial doubt about its ability to continue as a going concern.
     In their report in connection with our 2005 financial statements, our auditors included an explanatory paragraph stating that, because we have incurred a net loss of $1,446,018 and a negative cash flow from operations of $508,670 for the year ended December 31, 2005, and had a working capital deficiency of $1,228,153 and a stockholders’ deficiency of $1,071,059 at December 31, 2005, there is substantial doubt about our ability to continue as a going concern.
     Our principal sources of liquidity have been sales of equity securities and borrowings. Our principal uses of cash are debt service requirements, capital expenditures, and operating expenses, including working capital requirements. As of June 30, 2006, we had cash and cash equivalents of zero. Until cash generated from operations is sufficient to satisfy our future liquidity requirements, we believe that we will be required to seek additional funds through the issuance of additional equity or debt securities or through credit facilities. The sale of additional equity would result in additional dilution to our stockholders. Financing may not be available in the future in amounts or on terms acceptable to us, if at all.
     In December 2005, we sold convertible promissory notes for approximately $25,000, and an additional $100,000 in January 2006 which resulted in $120,335 being raised net of related offering costs. In November 2005, we entered into an agreement with Nortia Capital Partners, Inc., under which we received an additional $50,000 in December 2005 and $50,000 in January 2006. In January, February and March and April 2006, we sold 3,094,000 shares of common stock at $.50 per share, for $1,547,000, and raised approximately $1,327,132 net of related offering costs. A portion of these proceeds will be used to pay the estimated costs of $100,000 incurred by us to register the resale of the shares of common stock covered by this prospectus.
DEBT SERVICE
     On April 27, 2004, we entered into a one-year note payable agreement to borrow $150,000 at 10% interest from an individual. As a condition of entering into the note we were also required to pay additional fees totaling $50,000 upon maturity of the note. We considered this amount to be additional interest and, accordingly, recorded it as expense using the effective interest method over the term. We paid $1,000 of interest during the note term, and on April 27, 2005, the note was amended to require a five-month repayment of all accrued principal and interest and an additional $30,000 of fees. The additional fees were also accrued as interest expense using the effective interest method. We made payments aggregating $18,000 during the new term and on September 30, 2005 became in default of this obligation. There were no penalties assessed on the Company as a result of this default, and the Company received a waiver from the noteholder. In addition, there were no cross-default provisions triggered by this default. On December 31, 2005 all accrued interest was recorded to reflect the total unpaid obligation of $232,000. We made two payments of $5,000 during the six months ended June 30, 2006.
     On October 25, 2005, we entered into a related party loan with a relative of a shareholder in the amount of $50,000. The loan carries interest at 20% and was due in a lump sum of principal and accrued interest on April 26, 2006. On April 21, 2006, this note was extended for an additional 60 days. On June 26, 2007, this loan was extended until December 31, 2007 at an interest rate of 20%.
     On November 29, 2005, we commenced a private placement offering of convertible notes payable to raise up to $500,000. As of December 31, 2005, we had issued one note to an investor totaling $25,000 under the convertible notes payable offering. In January 2006, an additional $100,000 was subscribed and cash received. The notes carried interest at 8% and were due one-year from the closing. These notes also provided the note holder with the option to convert any or all of the principal amount of note, including the amount of accrued interest, into the same securities and/or other consideration being acquired by investors in a subsequent financing, as defined, at a conversion rate equal to 80% of the price paid by the investors in the subsequent financing. If the note holder elected to convert its note, then at the time of issuance of the shares based on the conversion option, the note holder would receive a warrant to purchase a number of shares of our common stock equal to 25% of the number of conversion shares. All the holders of these convertible promissory notes exercised their options to convert, and 316,667 shares of common stock were issued in this conversion. In addition, each converting holder received two-year warrants exercisable at $.50 per share of common stock. The total number of shares of our common stock underlying these warrants is 79,167.

HISTORICAL TRENDS
     Cash Flows from Operating Activities. We used $1,190,411 and $508,670 of cash flows from operating activities during the six months ended June 30, 2006 and in fiscal year 2005, respectively.
     Cash Flows from Investing Activities. Cash used from investing activities totaled $8,000 and $5,016 during the six months ended June 30, 2006 and for fiscal 2005, respectively. The primary use was for capital expenditures.
     Cash Flows from Financing Activities. Cash provided by financing activities totaled $1,198,411 and $423,044 during the six months ended June 30, 2006 and for fiscal 2005, respectively. The primary sources in fiscal 2005 were proceeds from short-term debt of $157,000 and contributions from stockholders of $207,200. The primary sources for the six months ended June 30, 2006 were proceeds from sale of common stock of $1,327,132 and proceeds from short-term debt of $100,000.
CAPITAL EXPENDITURES
     Capital expenditures were $8,000 for the six months ended June 30, 2006. Capital expenditures were $5,016 in fiscal 2005 as compared to $6,105 in fiscal 2004. Capital expenditures were primarily used to purchase office equipment for the Company’s headquarters. At the end of fiscal 2005, contractual commitments for capital purchases were not material. While fiscal 2006 capital expenditures are expected to increase slightly, this increase is not expected to be material.
     Our future capital requirements may vary materially from those now planned. The amount of capital that we will need in the future will depend on many factors, including:
•	our relationships with suppliers and customers;

•	the market acceptance of our products;

•	the levels of promotion and advertising that will be required to launch our new products and achieve and maintain a competitive position in the marketplace;

•	expansion of our business;

•	price discounts on our products to our customers;

•	our pursuit of strategic transactions, including acquisitions, joint ventures and capital investments;

•	the levels of inventory and accounts receivable that we maintain; and

•	our entrance into new markets;
     Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2005 are as follows:

Years Ending December 31,
2006	$85,203
2007	$87,870
2008	$94,332
2009	$97,161
2010	$41,556
     Inflation has not had a significant impact on our revenue and operations.
New Accounting Pronouncements:
     References to the “FASB”, “SFAS” and “SAB” in this Prospectus refer to the “Financial Accounting Standards Board”, “Statement of Financial Accounting Standards”, and the “SEC Staff Accounting Bulletin”, respectively.
     In December 2004 the FASB issued SFAS No. 123(R) which revised SFAS No. 123 to require a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met; those conditions are much the same as the related conditions in Statement 123. A public entity will initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value; the fair value of that award will be re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. A nonpublic entity may elect to measure its liability awards at their intrinsic value through the date of settlement. The statement is not effective for small business issuers until the first annual reporting period beginning after December 15, 2005. The Company has adopted the requirements of SFAS No. 123(R) beginning in fiscal 2006. The Company has no options outstanding at March 31,2006.

     In November, 2004, the FASB issued Statement of Financial Accounting Standards No. 151, “Inventory Costs”. This statement amends the guidance in ARB No. 43 Chapter 4 Inventory Pricing, to require items such as idle facility costs, excessive spoilage, double freight and re-handling costs to be expenses in the current period, regardless if they are abnormal amounts or not. This Statement became effective for the Company in the first quarter of 2006 and has had no material effect through March 31, 2006.
     In June 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections — a replacement of APB No. 20 and FAS No. 3” (“SFAS 154”). SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS 154 also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. The correction of an error in previously issued financial statements is not an accounting change. However, the reporting of an error correction involves adjustments to previously issued financial statements similar to those generally applicable to reporting an accounting change retrospectively. Therefore, the reporting of a correction of an error by restating previously issued financial statements is also addressed by SFAS 154. SFAS 154 is required to be adopted in fiscal years beginning after December 15, 2005. We do not believe the adoption of SFAS 154 will have a material impact on our financial position, results of operations or cash flows.
Critical Accounting Policies and Estimates
     Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses for each period. The following represents a summary of our critical accounting policies, defined as those policies that we believe are: (a) the most important to the portrayal of our financial condition and results of operations, and (b) that require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.
Accounts Receivable and Allowances for Uncollectible Accounts
     Credit limits are established through a process of reviewing the financial history and stability of each customer. The Company regularly evaluates the collectibility of our trade receivable balances by monitoring past due balances. If it is determined that a customer will be unable to meet its financial obligation, the Company records a specific reserve for bad debts to reduce the related receivable to the amount that is expected to be recovered. As of June 30, 2006 and December 31, 2005, the Company determined that no allowance for uncollectible accounts is necessary. If circumstances related to specific customers deteriorate, our estimates of the recoverability of receivables associated with those customers could materially change.
Inventories
     Inventories consist of raw materials, packaging and supplies and finished goods and are valued at the lower of cost (first-in, first-out (FIFO) method) or market.
Revenue Recognition, Sales Incentives and Slotting Fees
     In accordance with Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”), revenues are recognized upon passage of title to the customer, typically upon product pick-up, shipment or delivery to customers. The Company’s revenue arrangements with its customers often include sales incentives and other promotional costs such as coupons, volume- based discounts, slotting fees and off-invoice discounts. These costs are typically referred to collectively as “trade spending.” Under EITF No. 00-14, EITF No. 00-25 and EITF No. 01-09, these costs are recorded when revenue is recognized and are generally classified as a reduction of revenue. Slotting fees refer to oral arrangements under which the retail grocer allows our products to be placed on the store’s shelves in exchange for a slotting fee. Given that there are no written contractual commitments requiring the retail grocers to allocate shelf space for twelve months we expense the slotting fees at the time orders are first shipped to customers. During the period ended June 30, 2006, the Company settled with a major customer for previously accrued slotting fees. The customer had been acquired in December 2005 and post merger it was unable to deliver the shelf space and outlets originally contemplated by the original agreement. The previously agreed obligation of $219,535 was adjusted due to this change in circumstance. This adjustment was recorded as a reduction to slotting fees during the period.
Spoils Costs
     Expenses for spoils, which are incurred after our products are received by our customers, are included in sales and marketing expense. Expenses for spoils, which are incurred while raw materials are stored pending orders is included in cost of goods sold. The Company incurred $24,396 for spoils at the customers’ premises during the period ended June 30, 2006 and no expenses for the years ended December 31, 2005 and 2004. In addition, the Company incurred $9,036, $9,346 and $0 for spoils of raw materials during the six month period ended June 30, 2006 and for the years ended December 31, 2005 and 2004, respectively.

Off-Balance Sheet Arrangements
     We do not have any off balance sheet arrangements.
Going Concern
     Our audited financial statements at December 31, 2005 expressed substantial doubt about our ability to continue as a “going concern.” At that time, we had only a limited amount of assets and no capital commitments. Since then, we have raised a gross amount of approximately $1,697,000, with a net of approximately $1,452,132 in private placements to accredited investors. We believe, therefore, that circumstances exist that will permit us to generate revenues from sale of our product. Ultimately, our ability to continue to finance our operations and research and development efforts, as well as profitability, will depend on our ability to generate sufficient revenue from the sales of our products.
     Because we did not begin to market and sell our products until the 2005 fiscal year, we believe that the financial condition and operational results set forth in the financial statements for the year ended December 31, 2004 provide little basis for comparison with the financial statements for the year ended December 31, 2005. During the 2004 fiscal year, we were engaged in organizational activities and formulating and testing our products. This resulted in achieving no revenues for the year ended December 31, 2004, with a net loss of $392,471. During the 2005 fiscal year, we began to market and sell our products. Activities during the 2005 fiscal year included commencement of manufacturing and marketing operations, hiring additional employees, and commencing sales. For the year ended December 31, 2005, we achieved sales of $467,281, with a net loss of $1,446,018. This loss included past due liabilities with major vendors and our landlord.
DESCRIPTION OF PROPERTY
     Our offices are located at 16501 Ventura Blvd., Suite 514, Encino, California 91436. Our offices consist of approximately 3,434 square feet of office space that we leased for $61,297 for the first year of the lease, plus our share of certain building expenses. Rent increases each year, with rent of $89,133 for the current year and rent of $97,398 in the last year of the lease. The lease term began on February 15, 2005 and expires on June 14, 2010. We believe that our current premises are sufficient to meet our foreseeable needs. We currently do not intend to purchase any real property.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
     Nortia Capital Partners, Inc. acts as an advisor to the Company. Though not an affiliate of the Company, Nortia has advised us regarding our capital raising activities, our capital structure, the procurement of investment banking, legal and accounting firms, general business issues, aspects of the registration process, and the issues that we will face once becoming a public company. Nortia currently owns 750,000 shares of our common stock, and options to purchase 500,000 shares of our common stock, for a total of 9.94% of our total outstanding common stock, including warrants and options issued.

     In May 2003, the Company borrowed $20,000 pursuant to a promissory note issued to an individual. The note provided for interest at 8% per annum, and for the delivery of warrants to purchase 10,000 shares of the Company’s common stock at an exercise price of $.01 per share. In February 2004, Barry Schwartz and Lisa Bershan agreed to assume all obligations under this note, and were under the understanding that the creditor had agreed to release the Company from any obligations under the note. In September 2006, the creditor approached the Company for the repayment of the loan, and claimed that he had never released the Company. On November 3, 2006, a settlement was reached by which the creditor would receive $22,500 and 10,000 shares of the Company’s common stock as full satisfaction of all the obligations under the note. Mr. Schwartz agreed (i) to transfer to the creditor 10,000 shares of the Company’s common stock owned by Mr. Schwartz, and (ii) to reduce by $22,500 the amount he is owed by the Company for prior salary accrued, and the Company will pay this $22,500 to the creditor.
NO TRADING MARKET FOR THE COMMON STOCK
     There is no established public trading market for any of our securities, and there is no assurance that a trading market will develop as a result of this offering. See “Risk Factors -There Is No Trading Market Or Other Liquidity For Our Shares.”
     To the extent that a trading market in our common stock develops, of which there is no assurance, it currently is anticipated that our common stock will be quoted on the OTC Bulletin Board. It should be assumed that even if our common stock is eventually quoted on the OTC Bulletin Board, of which there is no assurance, there will be an extremely limited trading market — and very little liquidity — for our common stock.
EXECUTIVE COMPENSATION
Summary Compensation Table
     The following table includes all compensation paid to each named executive officer by us and by All American Pet Company Inc., a New York corporation, during the fiscal years ended December 31, 2003, December 31, 2004 and December 31, 2005.

					Long Term Compensation
	Annual Compensation				Awards		Payouts
						Securities
						Underlying
				Other	Restricted	Options/	LTIP	All Other
Name and Principal	Fiscal	Salary	Bonus	Annual	Stock	SARs	Payouts	Compensation
Position	Year	($) (1)	($) (2)	Compensation	Awards ($)	(#)	($)	($)
Barry Schwartz	2005	$150,000(3)	-0-	-0-	-0-	-0-	-0-	-0-
President; Chief Executive
Officer; Director	2004	-0-	-0-	-0-	-0-	-0-	-0-	-0-

	2003	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Lisa Bershan	2005	$150,000(4)	0-	0-	0-	-0-	-0-	-0-
Executive Vice
President; Secretary; Director	2004	-0-	-0-	-0-	-0-	-0-	-0-	-0-

	2003	-0-	-0-	-0-	-0-	-0-	-0-	-0-

(1)	The dollar value of base salary (cash and non-cash) estimated to be received.

(2)	The dollar value of bonus (cash and non-cash) to be received during the year indicated.

(3)	Includes $98,077 of salary deferred at the election of the named officer at fiscal year ended December 31, 2005. This deferral was later forgiven in the first quarter of fiscal year ending December 31, 2006.

(4)	Includes $92,308 of salary deferred at the election of the named officer at fiscal year ended December 31, 2005. This deferral was later forgiven in the first quarter of fiscal year ending December 31, 2006.
Stock Option Plans, Employee Retirement Plans, Long-Term Incentive Plans, and Pension Plans
     We have no stock option plan, employee retirement plan, pension plan, or long-term incentive plan. We have not granted any stock options to any of our executive officers, directors or employees.
Compensation Of Current Directors
     Our directors do not receive any compensation for serving on our board. However, they are reimbursed for expenses incurred in attending meetings and for other expenses incurred on behalf of the Company.
Employment Contracts And Termination Of Employment And Change-In-Control Arrangements
     We do not have and currently are not planning to have any written employment contracts with respect to any of our directors, officers or other employees. We have no compensatory plan or arrangement that results or will result from the resignation, retirement, or any other termination of an executive officer’s employment or from a change-in-control of the Company or a change in an executive officer’s responsibilities following a change-in-control.

FINANCIAL STATEMENTS
     See our Financial Statements beginning on page F-1, “Index to Consolidated Financial Statements.”
EXPERTS
     Our audited financial statements appearing in this Prospectus have been examined by Weinberg & Company, P.A., an independent registered public accounting firm, as set forth in their report appearing in the “Financial Information” section. The financial statements are included upon the authority of that firm as experts in accounting and auditing and in reliance upon their report.
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
     There are currently no disagreements with the accountants regarding accounting and financial disclosure.

All American Pet Company, Inc.
Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of All American Pet Company, Inc.
We have audited the accompanying balance sheet of American Pet Company, Inc. as of December 31, 2005 and the related statements of operations, shareholders’ deficit and cash flows for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of All American Pet Company, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the years ended December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company had a net loss of $1,446,018 and a negative cash flow from operations of $508,670 for the year ended December 31, 2005 and a working capital deficiency of $1,228,153 and share holders’ deficiency of $1,071,059 at December 31, 2005. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Weinberg & Company, P.A.
Los Angeles, California
May 9, 2006

ALL-AMERICAN PET COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2006 (UNAUDITED) AND DECEMBER 31, 2005
ALL AMERICAN PET COMPANY, INC.
BALANCE SHEETS

	June 30	December 31
	2006	2005
	(Unaudited)
Assets
Current Assets:
Cash and cash equivalents	$—	$—
Accounts receivable	28,887	12,983
Inventories	398,399	165,793
Common stock subscription receivable	—	50,000
Due from officers	23,301	—

Total current assets	450,587	228,776

Machinery and equipment, net	246,712	265,751
Deferred offering costs	224,885	51,000
Other assets	18,892	21,479

Total assets	$941,076	$567,006

Liabilities and Shareholders’ Equity (Deficit)
Current Liabilities:
Cash overdraft	$9,159	$24,032
Accounts payable	484,828	356,198
Accrued officer salaries	—	205,616
Accrued payroll and employee benefits — other	82,063	113,536
Short-term notes payable	222,000	301,271
Current portion of capital lease obligations	46,022	51,498
Accrued slotting fees	52,610	318,914
Other current liabilities	171,974	85,864

Total current liabilities	1,068,656	1,456,929

Note payable	50,000
Capital lease obligations, net of current portion	98,291	181,136

Total liabilities	1,216,947	1,638,065

Commitments, contingencies and subsequent events

Shareholders’ Equity (Deficit):
Preferred stock, $0.001 par value, 10,000,000 shares authorized	—	—
Series A Preferred stock, 56,500 shares issued and outstanding 8% cumulative dividend redeemable by the Company at $10 per share plus one share of common stock and any unpaid dividends. Liquidation preference of $624,733 at June 30, 2006 and $602,667 at December 31, 2005	565,000	565,000
Common stock, $0.001 par value, 50,000,000 shares authorized;
11,660,677 issued and outstanding June 30, 2006	—
7,500,000 issued and outstanding December 31, 2005	11,661	7,500
Common stock subscribed	—	100,000
Additional paid-in capital	2,230,680	443,004
Accumulated deficit	(3,083,212))	(2,186,563)

Total shareholders’ equity (deficit)	(275,871))	(1,071,059)

Total liabilities and shareholders’ equity (deficit)	$941,076	$567,006

See Accompanying notes to financial statements.

ALL-AMERICAN PET COMPANY, INC.
STATEMENTS OF OPERATIONS

	For the Six Month Period Ended		For the Year Ended
	June 30,	June 30	December 31,	December 31,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)
Sales, net of discounts	$79,303	$358,711	$467,281	$—
Slotting and sales incentive fees	164,316	(45,906)	(428,670)	—

Net sales	243,619	312,805	38,611	—

Cost of goods sold	55,237	191,124	250,869	—

Gross Profit (Loss)	188,382	121,681	(212,258)	—

Operating expenses:
Sales and marketing	158,111	92,581	255,508	109,180
General and administrative	849,978	474,466	870,456	233,517
Interest expense	74,881	52,054	107,796	49,774
Other	2,061	—	—	—

Total expenses	1,085,031	619,101	1,233,760	392,471

Net loss	$(896,649)	$(497,420)	$(1,446,018)	$(392,471)

Net loss per common share	$(0.08)	$(0.07)	$(0.19)	$(0.05)

Weighted average number of common shares outstanding (basic and diluted)	10,365,278	7,500,000	7,500,000	7,500,000

See accompanying notes to financial statements.

ALL-AMERICAN PET COMPANY, INC.
STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIT)
FOR THE PERIOD ENDED JUNE 30, 2006 (UNAUDITED) AND THE YEARS ENDED DECEMBER 31, 2005 AND 2004

					Common	Additional		Total
	Series A Preferred Stock		Common Stock		Stock	Paid-in	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Subscribed	Capital	Deficit	Equity (Deficit)
Balance at January 1, 2003	56,500	565,000	7,500,000	7,500	—	(222,383)	(348,074)	2,043

Additional capital contributions by shareholders	—	—	—	—	—	400,937	—	400,937

Net loss	—	—	—	—	—	—	(392,471)	(392,471)

Balance at December 31, 2004	56,500	565,000	7,500,000	7,500	—	178,554	(740,545)	10,509

Additional capital contributions by shareholders	—	—	—	—	—	207,200	—	207,200

Common stock subscribed	—	—	—	—	100,000	—	—	100,000

Beneficial conversion feature on convertible notes payable	—	—	—	—	—	6,250	—	6,250

Issuance of warrants	—	—	—	—	—	51,000	—	51,000

Net loss	—	—	—	—	—	—	(1,446,018)	(1,446,018)

Balance at December 31, 2005	56,500	565,000	7,500,000	7,500	100,000	443,004	(2,186,563)	(1,071,059)

Stock issued through private placement	—	—	3,094,000	3,094	—	1,324,038	—	1,327,132

Common stock issued previously subscribed			750,000	750	(100,000)	99,250	—	—

Beneficial conversion feature on convertible notes payable	—	—	—	—	—	25,000	—	25,000

Warrants issued with convertible notes payable	—	—	—	—	—	9,089	—	9,089

Conversion of notes payable to common stock	—	—	316,667	317	—	124,683	—	125,000

Additional contribution from shareholders from forgiveness of accrued salaries	—	—	—	—	—	205,616	—	205,616

Net loss	—	—	—	—	—	—	(896,649)	(896,649)

Balance at June 30, 2006 (Unaudited)	56,500	$565,000	11,660,667	$11,661	$—	$2,230,680	(3,083,212)	$(275,871)

See accompanying notes to financial statements.

ALL-AMERICAN PET COMPANY, INC.
STATEMENTS OF CASH FLOWS

	For the Six Month Period Ended		For the Year Ended
	June 30,	June 30,	December 31,	December 31,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(896,649)	$(497,420)	$(1,446,018)	$(392,471)
Adjustments to reconcile loss to net cash flows used in operating activities:
Depreciation and amortization	27,039	35,788	51,372	4,861
Non-cash interest recorded	39,818	30,906	521	—
Reduction in accrued slotting fee	(208,439)	—	—	—
Modification to capital lease	(8,358)	—	—	—
(Increase) decrease in:
Accounts receivable	(15,904)	(14,386)	(12,983)	—
Inventories	(232,606)	(59,849)	(40,355)	(125,438)
Due from officers	(23,301)	—	—	—
Prepaid expenses	—	5,999	(10,643)	(10,835)
Other assets	2,587	(7,431)	—	—
Increase (decrease) in:
Accounts payable	128,630	135,855	303,561	52,636
Accrued officer salaries	—	104,968	205,616	—
Accrued payroll and employee benefits	(31,473)	67,372	113,536	—
Accrued slotting fees	(57,865)	—	318,914	—
Other current liabilities	86,110	(63,593)	7,809	77,254

Net cash used in operating activities	(1,190,411)	(261,791)	(508,670)	(393,993)

Cash flows from investing activities
Purchases of machinery and equipment	(8,000)	(7,520)	(5,016)	(6,105)

Net cash used in investing activities	(8,000)	(7,520)	(5,016)	(6,105)

Cash flows from financing activities:
Cash overdraft	(14,873)	—	24,032	(197)
Proceeds from short-term debt	100,000	45,666	157,000	150,000
Principal payments on short-term debt	(10,000)	(10,000)	—	—
Principal payments on capital lease obligations	(79,963)	(24,682)	(15,188)	(60,000)
Contributions from shareholders	—	—	207,200	400,937
Proceeds from sale of commons stock subscribed	—	—	50,000	—
Deferred offering costs	(173,885)	—	—	—
Collection of Common stock subscription receivable	50,000	—	—	—
Net Proceeds from sale of common stock	1,327,132	185,000	—	—

Net cash provided in financing activities	1,198,411	195,984	423,044	490,740

Increase (decrease) in cash and cash equivalents	—	(73,327)	(90,642)	90,642

Cash and cash equivalents:
Beginning of year	—	90,642	90,642	—

End of year	$—	$17,315	$—	$90,642

See accompanying notes to financial statements.

ALL-AMERICAN PET COMPANY, INC.
STATEMENTS OF CASH FLOWS

	For the Period Ended		For the Year Ended
	June 30,	June 30,	December 31,	December 31,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)
Supplemental disclosure of cash flow information:

Cash paid during the period for interest	$10,400	$44,000	$30,347	$1,000

Cash paid during the period for income taxes	$800	$800	$800	$800

Non-cash financing and investing activities:

Equipment acquired under capital lease	$—	$35,332	$37,838	$269,984

Contribution of deferred compensation to additional paid-in capital	$205,616	$—	$—	$—
Conversion of notes payable to common stock	125,000	—	—	—
Warrants Issued to convertible debt holders upon conversion	9,089	—	—	—
Beneficial Conversion feature on convertible debt	—	—	6,250	—

Non-cash increase in equity	$339,705	$—	$6,250	$—

See accompanying notes to financial statements.

ALL-AMERICAN PET COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2006 (UNAUDITED) AND DECEMBER 31, 2005
1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Organization and Nature of Operations
All-American Pet Company, Inc. was incorporated in New York in 2003 as a Subchapter S Corporation under the Internal Revenue Code of 1986. The Company produces markets and sells premium dog food primarily through supermarkets and grocery stores under the brand name Bowwow Breakfast Cereal (Bowwow Breakfast) in the United States. The Company developed the first line of commercial dog food specifically targeted for the morning meal.
In November 2005, the Company signed a letter of intent to enter into a transaction with Nortia Capital Partners, Inc. (Nortia). The transaction resulted in (i) the Company recapitalizing to reflect total common shares outstanding being 7,500,000 common shares (ii) Nortia and or Nortia assignees acquiring 750,000 shares of newly issued common stock of the newly recapitalized company.
On January 27, 2006, All-American Pet Company Inc., a New York corporation, merged with and into All American Pet Company, Inc., a Maryland corporation. Prior to the merger, the Company amended the shareholder agreements to accommodate new investors. In addition, two of the four shareholders at December 31, 2005 converted their common shares into Series A preferred stock (see note 12).
Unless the context otherwise requires, references in these financial statements to the “Company” refer to All American Pet Company, Inc., a Maryland corporation, and its predecessor, All American Pet Company Inc., a New York corporation. All financial statements give effect to this reincorporation as if it occurred at the beginning of the period.
Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates. Management believes that the estimates used are reasonable. Significant estimates made by management include estimates for bad debts, excess and obsolete inventory, coupon liabilities and other trade spending liabilities.
Cash Equivalents
Cash equivalents consist of highly liquid investments with original maturities at the date of purchase of 90 days or less.

ALL-AMERICAN PET COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2006 (UNAUDITED) AND DECEMBER 31, 2005
Fair Value of Financial Instruments
The carrying amounts of the financial instruments, including cash and cash equivalents, accounts receivable, cash overdraft, accounts payable, accrued payroll and employee benefits, accrued slotting fees and other current liabilities, approximate fair value due to the short maturities of these financial instruments. The notes payable and capital lease obligations are also considered financial instruments whose carrying amounts approximate fair values.

ALL-AMERICAN PET COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2006 (UNAUDITED) AND DECEMBER 31, 2005
2. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — CONTINUED
Accounts Receivable and Allowances for Uncollectible Accounts
Credit limits are established through a process of reviewing the financial history and stability of each customer. The Company regularly evaluates the collectibility of our trade receivable balances by monitoring past due balances. If it is determined that a customer will be unable to meet its financial obligation, the Company records a specific reserve for bad debts to reduce the related receivable to the amount that is expected to be recovered. As of June 30, 2006 and December 31, 2005, the Company determined that no allowance for uncollectible accounts is necessary. If circumstances related to specific customers deteriorate, our estimates of the recoverability of receivables associated with those customers could materially change.
Inventories
Inventories consist of raw materials, packaging and supplies and finished goods and are valued at the lower of cost (first-in, first-out (FIFO) method) or market.
Machinery, Equipment and Leasehold Improvements
Machinery and equipment are stated at cost. Significant improvements are capitalized and maintenance and repairs are expensed. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets. Machinery and equipment are reviewed for impairment whenever events or circumstances indicate that the carrying amount of assets may not be recoverable in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.” The Company evaluates recoverability of property, plant and equipment to be held and used by comparing the carrying amount of an asset to estimated future net undiscounted cash flows to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.
Estimated useful lives are as follows:
Machinery and equipment 3 — 7 years
Office furniture and equipment 3 — 5 years
Significant Customers and Vendors
During the year ended December 31, 2005 two customers accounted for approximately 55% and 17% of gross sales.
During the period ended June 30, 2006, two customers accounted for 100% of gross sales.
During the period ended June 30, 2006, two vendors accounted for approximately 82% of gross purchases.

ALL-AMERICAN PET COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2006 (UNAUDITED) AND DECEMBER 31, 2005
1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — CONTINUED
Revenue Recognition, Sales Incentives and Slotting Fees
In accordance with Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”), revenues are recognized upon passage of title to the customer, typically upon product pick-up, shipment or delivery to customers. The Company’s revenue arrangements with its customers often include sales incentives and other promotional costs such as coupons, volume-based discounts, slotting fees and off-invoice discounts. These costs are typically referred to collectively as “trade spending.” Pursuant to EITF No. 00-14, EITF No. 00-25 and EITF No. 01-09, these costs are recorded when revenue is recognized and are generally classified as a reduction of revenue. Slotting fees refer to oral arrangements pursuant to which the retail grocer allows our products to be placed on the store’s shelves in exchange for a slotting fee. Given that there are no written contractual commitments requiring the retail grocers to allocate shelf space for twelve months we expense the slotting fees at the time orders are first shipped to customers. During the period ended June 30, 2006, the Company settled with a major customer for previously accrued slotting fees. As part of the agreement, the customer forgave $219,535 of slotting fees. The customer had been acquired in December 2005 and post merger it was unable to deliver the shelf space and outlets originally contemplated by the original agreement. The previously agreed obligation was adjusted due to this change in circumstance. This adjustment was recorded as a reduction to slotting fees during the period.
Shipping and Freight Charges
The Company incurs costs related to shipping and handling of manufactured products, which amounted to $7,618, $52,169 and $0, during the period ended June 30, 2006, and the years ended December 31, 2005 and 2004, respectively. These costs are expensed as incurred as a component of sales and marketing expense. The Company also incurs shipping and handling charges related to the receipt of raw materials, which are recorded as a component of cost of goods sold. Payments received from customers for shipping and handling costs are included as a component of net sales upon recognition of the related sale.
Advertising Costs
Advertising costs, including media advertising, design and printing of coupons, and other advertising, which are included in sales and marketing expense, are expensed when the advertising first takes place. Advertising expense was approximately $22,114, $3,298, $106,500 and $49,700 during the periods ended June 30, 2006, June 30, 2005 and the years ended December 31, 2005 and 2004, respectively.
Spoils Costs
Expenses for spoils, which are incurred after our products are received by our customers, are included in sales and marketing expense. Expenses for spoils, which are incurred

ALL-AMERICAN PET COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2006 (UNAUDITED) AND DECEMBER 31, 2005
while raw materials are stored pending orders is included in costs of good sold. The Company incurred $24,396, $0, $0 and $0 for spoils after the products were sent to the customer during the six month periods ended June 30, 2006 and June 30, 2005 and the years ended December 31, 2005 and 2004, respectively. In addition, the Company incurred $9,036, $7,234, $9,346 and $0 for spoils of raw materials during the six month periods ended June 30, 2006 and 2005 and the years ended December 31, 2005 and 2004, respectively.
Research and Development Costs
Research and development costs are expensed as incurred.

ALL-AMERICAN PET COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2006 (UNAUDITED) AND DECEMBER 31, 2005
1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — CONTINUED
Distribution of Free Products
In order to generate interest in the Company’s dog food products, the Company sends sample products to investors, propective buyers and consumers. The costs related to these samples are expensed as sales and marketing expenses. During the periods ended June 30, 2006 and 2005 and the years ended December 31, 2005 and 2004, the Company expensed $11,000, $8,700, $14,000 and $0, respectively related to samples.
Net Income (Loss) Per Share
Net income (loss) per share is calculated using the weighted average number of common shares outstanding for the period and diluted income (loss) per share is computed using the weighted average number of common shares and dilutive common equivalent shares outstanding. Net income (loss) per share and diluted net income (loss) per share are the same for all periods presented since common equivalent shares were not used in the computation of net loss per share because the results would be anti-dultive.
Comprehensive Income Reporting
SFAS No. 130, “Reporting Comprehensive Income” establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. The objective of SFAS No. 130 is to report a measure of all changes in the equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. Comprehensive loss did not differ from currently reported net loss in the periods presented.
2. BASIS OF PRESENTATION
The financial statements have been presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As shown in the financial statements, the Company incurred a net loss of $896,649 for the period ended June 30, 2006 and had a working capital deficit of $618,069 and an accumulated deficit of $3,083,212 as of June 30, 2006. The Company was unable to make payments to vendors in the normal course of business and was in default of it operating lease for office space. During 2005 The Company began shipping products to customers but could not fulfill new orders until payment was rendered to our fulfillment center and other major vendors.
These factors raised substantial doubt about the Company’s ability to continue as a going concern. To address these concerns and improve cash flow and liquidity, the Company concluded the following financing arrangements:

ALL-AMERICAN PET COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2006 (UNAUDITED) AND DECEMBER 31, 2005

•	The Company raised $125,000 from a private placement of convertible notes and converted those notes to common stock in March 2006;

•	The Company raised approximately $1,300,000, net from the sale of common stock;

•	The Company collected the balance of the $50,000 of subscriptions receivable

There can be no assurance that the current cash position will be sufficient to sustain operations. The financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Our continuation as a going concern is dependent on the Company’s ability to raise additional funds sufficient to meet its obligations on a timely basis, to comply with the terms of its financing agreements and ultimately to attain profitable operations.

ALL-AMERICAN PET COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2006 (UNAUDITED) AND DECEMBER 31, 2005
3. NEW ACCOUNTING PRONOUNCEMENTS
References to the “FASB”, “SFAS” and “SAB” herein refer to the “Financial Accounting Standards Board”, “Statement of Financial Accounting Standards”, and the “SEC Staff Accounting Bulletin”, respectively.
In December 2004 the FASB issued SFAS No. 123(R) which revised SFAS No. 123 to require a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met; those conditions are much the same as the related conditions in Statement 123. A public entity will initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value; the fair value of that award will be re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. A nonpublic entity may elect to measure its liability awards at their intrinsic value through the date of settlement. The statement is not effective for small business issuers until the first annual reporting period beginning after December 15, 2005. The Company will adopt the requirements of SFAS No. 123(R) beginning fiscal 2006. The Company has no options outstanding through June 30, 2006.
In November, 2004, the FASB issued Statement of Financial Accounting Standards No. 151, “Inventory Costs”. This statement amends the guidance in ARB No. 43 Chapter 4 Inventory Pricing, to require items such as idle facility costs, excessive spoilage, double freight and re-handling costs to be expenses in the current period, regardless if they are abnormal amounts or not. This Statement became effective for the Company in the first quarter of 2006 and has had no material effect through June 30, 2006.
4. INVENTORIES
Detail of inventories at June 30, 2006 (unaudited) and December 31, 2005 are as follows:

ALL-AMERICAN PET COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2006 (UNAUDITED) AND DECEMBER 31, 2005

	2006	2005
	(Unaudited)
Raw materials	$148,198	$62,078
Packaging and supplies	128,131	53,767
Finished goods	122,070	49,948

	$398,399	$165,793

5. MACHINERY AND EQUIPMENT
Detail of machinery and equipment at June 30, 2006 (unaudited) and December 31, 2005 is as follows:

	2006	2005
	(Unaudited)
Computer equipment and software	$8,184	$8,184
Furniture and fixtures	4,146	4,146
Packaging Equipment	318,822	310,822

	331,152	323,152
Accumulated depreciation	(84,440)	(57,401)

	$246,712	$265,751

Included in machinery and equipment at June 30, 2006 and June 30, 2005 were $307,822 of assets acquired under capital leases. Accumulated depreciation for these assets was $76,389 and $50,799 at June 30, 2006 and June 30, 2005, respectively.
Depreciation for the period ended June 30, 2006 and June 30, 2005 and the year ended December 31, 2005 was $13,520, $10,438 and $51,372, respectively.
6. DEFERRED OFFERING COSTS
Deferred offering costs mainly consist of legal and accounting fees related to the filing of the SB-2.

ALL-AMERICAN PET COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2006 (UNAUDITED) AND DECEMBER 31, 2005
7. OTHER ASSETS
Other assets include the following at June 30, 2006 (unaudited) and December 31, 2005:

	2006	2005
	(Unaudited)
Deferred financing fees	$5,000	$5,000
Accumulated amortization	(2,335)	(1,942)

	2,665	3,058

Other	—	10,061
Deposits	16,227	8,360

	$18,892	$21,479

ALL-AMERICAN PET COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2006 (UNAUDITED) AND DECEMBER 31, 2005
8. OTHER CURRENT LIABILITIES
Other current liabilities include the following at June 30, 2006 (unaudited) and December 31, 2005:

	2006	2005
	(Unaudited)
Interest payable	$25,894	$33,702
Other	28,288	—
Accrued payroll taxes	96,792	25,813
Legal and accounting fees	16,000	21,349
Financing fees	5,000	5,000

	$171,974	$85,864

Accrued payroll taxes include delinquent payroll taxes that the Company is liable for. The Company believes the liability recorded is adequate for all payroll tax liabilities and penalties the Company may be assessed.
9. COMMITMENTS AND CONTINGENCIES
Operating Leases
The Company leases its corporate offices under a non-cancellable operating lease expiring May 2011. The Company was unable to make regular lease payments for part of 2006 and much of 2005 and was in default of lease. Approximately $36,000 of lease payments payable is included in the accounts payable as of June 30, 2006.
Future minimum lease payments under the office lease at June 30, 2006 and December 31, 2005, excluding contractual amounts in default, are as follows:

For the 12 months ending	June 30	December 31
2006	$—	$85,203
2007	86,532	87,870
2008	92,950	94,332
2009	95,740	97,161
2010	90,252	41,556

Total	$365,474	$406,122

Capital Lease Obligations
The Company leases certain equipment under agreements classified as capital leases. The leases were recorded to reflect the present value of the net minimum lease payment, at acquisition date, using an interest rate of 16.62%. In March 2006, one of the leases was restated with slightly modified terms resulting in a reduction of the liability by approximately $9,000. This adjustment was reflected as of June 30, 2006.

ALL-AMERICAN PET COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2006 (UNAUDITED) AND DECEMBER 31, 2005
Aggregate maturities of capital lease obligations are as follows:

For the 12 months ending	June 30	December 31
2006	$—	$81,636
2007	66,600	81,636
2008	66,600	70,888
2009	46,950	87,653

Subtotal	180,150	321,813
Less portion representing interest	(35,837)	(89,179)

	144,313	232,634
Less current portion	(46,022)	(51,498)

Long-term portion	$98,291	$181,136

10. NOTE PAYABLE, RELATED PARTY LOAN AND CONVERTIBLE NOTES PAYABLE
At June 30, 2006 (unaudited) and December 31, 2005 outstanding debt consisted of the following:

			June 30,	December 31,
			2006	2005
			(Unaudited)
(a	)	Note payable, in default, interest accrued at 10% and due upon demand	$222,000	$232,000

(b	)	Note payable to related party, interest at 20% and due on December 26, 2007	50,000	50,000

(c	)	Convertible note payable, interest at 8% and due one-year from closing of the private placement	—	25,000
		Note discount	—	(5,729)

			272,000	301,271
		Less current portion	(222,000)	(301,271)

		Long-term portion	$50,000	$—

(a) Note Payable
On April 27, 2004, the Company entered into a note payable agreement with an individual to borrow $150,000 at 10% interest. The note was payable on April 27, 2005. As a condition of entering into the note, the Company was also required to pay additional fees totaling $50,000 upon maturity of the note. The Company considered this amount to be additional interest and, accordingly, recorded it as an expense using the effective interest method over the term. The Company paid $1,000 of interest during the note term and on April 27, 2005 the note was amended to require a five-month repayment of all accrued principal and interest and an additional $30,000 of fees. The additional fees were

ALL-AMERICAN PET COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2006 (UNAUDITED) AND DECEMBER 31, 2005
also accrued as interest expense using the effective interest method. The Company made payments aggregating $18,000 during the new term and on September 30, 2005 became in default of this obligation. All accrued interest was recorded to reflect the total unpaid obligation of $232,000. The Company made payments of $10,000 during the period ended June 30, 2006.
(b) Related Party Note
On October 25, 2005, the Company entered into a related party loan with a relative of a shareholder in the amount of $50,000. The loan carries interest at 20% and is due in a lump sum of principal and accrued interest on maturity. On June 26, 2006, this note was extended for an additional 18 months.
(c) Convertible Notes Payable
On November 29, 2005, the Company commenced a private placement offering of convertible notes payable to raise up to $500,000. The Company raised $25,000 in 2005 and an additional $100,000 in 2006. The notes carried interest at 8% and were due one-year from the closing. Prior to the repayment in full of all principal and interest due under the notes, the note holder had the option to convert any or all of the principal amount of note, including the amount of accrued interest, into the same securities and/or other consideration being acquired by investors in a subsequent financing, as defined, at a conversion rate equal to 80% of the price paid by the investors in the subsequent financing. The conversion rate of below market resulted in a beneficial conversion feature of $31,250 for the notes issued in December 2005 and January 2006 which was reflected as a debt discount. In January 2006, the note holders elected to convert the debt and all accrued interest to common stock.
As part of the election, the note holders received warrants to purchase an additional 78,125 shares of common stock at an exercise price of $0.50 per share. As a result, the Company recorded additional interest of $9,089 related to these warrants calculated using the options pricing model.
11. INCOME TAXES
At inception, the Company elected to be treated under the provisions of subchapter S of the Internal Revenue Code. Under those provisions, the Company did not pay federal tax on its taxable income and was subject to a reduced California state tax rate of 1.5%. The stockholders were liable for federal and state income taxes on their respective share of the Company’s net income (loss) on their individual tax returns. Effective January 11, 2006, the Company no longer qualified as a Subchapter S Corporation when it created a second class of stock.
As a result, the Company now accounts for income taxes under SFAS No. 109, “Accounting for Income Taxes.” Deferred tax assets and liabilities are recognized for the

ALL-AMERICAN PET COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2006 (UNAUDITED) AND DECEMBER 31, 2005
future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Deferred income tax assets relate to net operating loss carryforwards incurred. Total net operating losses for the period January 11, 2006 to June 30, 2006 are approximately $900,000. At an effective tax rate of 40%, this results in a deferred tax asset of approximately $360,000, which has been offset by a valuation allowance of $360,000 because it is more likely than not that the deferred tax asset will not be realized. These loss carryforwards will begin to expire in 2026 and 2012 for federal and state, respectively.
12. SHAREHOLDERS’ EQUITY (DEFICIT)
Capital Stock
All-American Pet Company, Inc. incorporated in New York with 100 shares of no par value common stock authorized; all of which was issued and outstanding at December 31, 2005. On January 11, 2006, the Company amended the articles of incorporation to create a new class of preferred stock, designated Series A, with 56,500 authorized shares.
All American Pet Company, Inc. was formed under Maryland law on January 4, 2006 with 50,000,000 authorized shares of common stock and 10,000,000 authorized shares of preferred stock. On January 27, 2006, All-American Pet Company Inc., A New York corporation, merged with and into All American Pet Company, Inc., a Maryland corporation.
Prior to the January 27, 2006 merger into the Maryland corporation, the Company entered into the first of three amendments of shareholder agreements to accommodate new investors, the first of which occurred on November 5, 2004.
This agreement was amended on February 8, 2005 and again on March 1, 2005 to reduce the number of new investors and increase the commitment of certain investors.

ALL-AMERICAN PET COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2006 (UNAUDITED) AND DECEMBER 31, 2005
12. SHAREHOLDERS’ EQUITY (DEFICIT) — CONTINUED
On November 30, 2005, the Company signed a letter of intent to enter into a transaction with Nortia. The transaction resulted in (i) the Company recapitalizing to reflect total common shares outstanding being 7,500,000 common shares (ii) Nortia and or Nortia assignees acquiring 750,000 shares of newly issued common stock of the newly recapitalized company for an aggregate sales price of $100,000 of which $50,000 was paid during the year ended December 31, 2005 and $50,000 was reflected as a subscription receivable at December 31, 2005, and received in January 2006 (iii) Nortia received 500,000 warrants to purchase an additional 500,000 shares of common stock at an exercise price of $0.50 per share.
Private Placement of Common Stock
On December 28, 2005, the Company commenced a private placement of common stock. The placement was contingent upon the merger with the Maryland corporation and increasing the authorized shares of common stock. Pursuant to the private placement, the Company hoped to raise up to $1,500,000 through the sale of up to 3,000,000 shares of common stock. As of December 31, 2005, no shares of our common stock were subscribed by potential investors.
On December 28, 2005, the Company entered into a Private Placement Agreement with an Investment Banker to assist in raising up to $1,000,000. In this Private Placement Agreement, the Company incurred a non-refundable retainer fee of $7,000. This agreement provides for a ten percent (10%) fee on all funds raised, four percent (4%) unaccountable fee of the funds raised and four-year warrants for the purchase of an equity interest of the company equal to ten percent of the securities subject to the transaction. In addition, a Broker Warrant of two percent is to be paid to the Investment Bankers Broker; the warrants shall be exercised at the share price of the securities subject to the transactions. The shares underlying the warrants will have standard demand registration and piggy back rights and a cashless exercise provision as the Placement Agent Warrant.
During the period ended June 30, 2006, the Company raised $1,324,038 (net of costs) and issued 3,094,000 shares of common stock. As a result, the Company issued a total of 421,647 warrants at an exercise price of $0.50 per share.
Conversion of Shares of Common Stock into Preferred Shares
As an additional condition of the December 28, 2005 private placement and recapitalization in Maryland, two of the four existing shareholders entered into an agreement to convert their common shares into 56,500 shares of preferred stock designated Series A. The tendered shares of common stock were reallocated to the other two founding shareholders such that the total number of issued and outstanding shares of common stock will not change. The Series A Preferred Stock will be entitled to cumulative dividends of 8% per annum that will be retroactively accrued beginning on March 1, 2005. Once issued, the Company will have the right, by agreement, to redeem the outstanding shares of Series A Preferred Stock at their liquidation value at anytime. For each share of Series A Preferred Stock that is redeemed, the

ALL-AMERICAN PET COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2006 (UNAUDITED) AND DECEMBER 31, 2005
holder also shall receive one share of the Company’s common stock in addition to the liquidation value. This recapitalization was recorded retroactively to inception. As a result of the recapitalization, the number of shares authorized was increased and as such, the common stock previously subscribed but not issued in 2005 was recorded as issued as of December 31, 2005.
Warrants Outstanding
A summary of the Company’s outstanding warrants and activity for the period ended June 30, 2006 (unaudited) is as follows:

		Weighted-Average
		Exercise Price per
	Number of Units	Share
Outstanding, Beginning of Period	500,000	$0.50

Granted	421,647	0.50

Forfeitures	—	—

Outstanding, End of Period	921,647	$0.50

Exercisable, End of Period	921,647	$0.50

The weighted-average remaining contractual life of the warrants outstanding at June 30, 2006 was 2.7 years.
13. SUBSEQUENT EVENT
Subsequent to year end, the Company was contacted by an individual threatening a lawsuit regarding $20,000 the individual loaned the Company in 1993. In November 2006, the parties settled the complaint for $22,500 plus 10,000 shares of common stock. The Company agreed to arrange the settlement consideration on behalf of the shareholders individually. As such, the Company agreed to pay the settlement amount which will be reimbursed by the stockholders. In addition, 10,000 shares of stock will be transferred from the stockholders to the individual.
Dealer Prospectus Delivery Obligation Until                     , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ALL AMERICAN PET COMPANY, INC.
4,988,714 Shares of Common Stock
PROSPECTUS
                    , 2006

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 24. Indemnification Of Directors And Officers.
     The General Corporation Law of the State of Maryland allows corporations to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, partner, trustee, or agent of another corporation, partnership, joint venture, trust, other enterprise or employee benefit plan, unless it is established that:
•	the act or omission was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;

•	the person actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the person had reasonable cause to believe that the act or omission was unlawful.
     Under Maryland law, indemnification may be provided against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the person in connection with the proceeding. The indemnification may be provided, however, only if authorized for a specific proceeding after a determination has been made that indemnification is permissible under the circumstances because the person met the applicable standard of conduct. This determination is required to be made:
•	by the Board of Directors by a majority vote of a quorum consisting of directors not, at the time, parties to the proceeding or, if a quorum cannot be obtained, then by a majority vote of a committee of the Board of Directors consisting solely of two or more directors not, at the time, parties to the proceeding and who a majority of the Board of Directors designated to act in the matter;

•	by special legal counsel selected by the Board of Directors or Board of Directors committee by the vote set forth above, or, if such vote cannot be obtained, by a majority of the entire Board of Directors; or

•	by the stockholders.
     If the proceeding is one by or in the right of the corporation, indemnification may not be provided as to any proceeding in which the person is found liable to the corporation.

     A Maryland corporation may pay, before final disposition, the expenses, including attorneys’ fees, incurred by a director, officer, employee or agent in defending a proceeding. Under Maryland law, expenses may be advanced to a director or officer when the director or officer gives a written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and a written undertaking to the corporation to repay the amounts advanced if it is ultimately determined that he or she is not entitled to indemnification. Maryland law does not require that the undertaking be secured, and the undertaking may be accepted without reference to the financial ability of the director or officer to repay the advance. A Maryland corporation is required to indemnify any director who has been successful, on the merits or otherwise, in defense of a proceeding for reasonable expenses. The determination as to reasonableness of expenses is required to be made in the same manner as required for indemnification.

     Under Maryland law, the indemnification and advancement of expenses provided by statute are not exclusive of any other rights to which a person who is not a director seeking indemnification or advancement of expenses may be entitled under any charter, bylaw, agreement, vote of stockholders, vote of directors or otherwise.
     Our Articles of Incorporation provide that we shall indemnify each director or officer:
•	to the fullest extent permitted by the General Corporation Law of the State of Maryland, or any similar provision or provisions of applicable law at the time in effect, in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was at any time a director or officer, or is or was at any time serving at our request as a director, officer, employee, agent or trustee of another corporation, partnership, limited liability company, joint venture, trust, other enterprise or employee benefit plan; and

•	to the fullest extent permitted by the common law and by any statutory provision other than the General Corporation Law of the State of Maryland in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was at any time a director or officer, or is or was at any time serving at our request as a director, officer, employee, agent or trustee of another corporation, partnership, limited liability company, joint venture, trust, other enterprise or employee benefit plan.
     Additionally, our Articles of Incorporation provide that we may indemnify any of our employees or agents to the fullest extent permitted by the General Corporation Law of the State of Maryland, or any similar provision or provisions of applicable law at the time in effect, in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was at any time our employee or agent, or is or was at any time serving at our request as a director, officer, employee, agent or trustee of another corporation, partnership, limited liability company, joint venture, trust, other enterprise or employee benefit plan.
     Reasonable expenses incurred in defending any action, suit or proceeding described above shall be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director, officer or employee to repay such amount to the corporation if it shall ultimately be determined that he is not entitled to be indemnified by us.
     In addition to the general indemnification described above, Maryland law permits corporations to include any provision expanding or limiting the liability of its directors and officers to the corporation or its stockholders for money damages, but may not include any provision that restricts or limits the liability of its directors or officers to the corporation or its stockholders:
•	to the extent that it is proved that the person actually received an improper benefit or profit in money, property, or services for the amount of the benefit or profit in money,

property or services actually received; or

•	to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.
     We have adopted, in our charter, a provision that eliminates and limits the personal liability of each of our directors and officers to the full extent permitted by the laws of the State of Maryland.
     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling All American Pet under these provisions, we have been advised that, in the opinion of the SEC, indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 25. Other Expenses Of Issuance And Distribution.
     The following table sets forth the costs and expenses to be paid in connection with the sale of the shares of common stock being registered by this Prospectus. The selling stockholders will pay only those expenses directly related to the transfer of their securities. All amounts are estimates except for the SEC registration fee.

SEC registration fee	$
Accounting fees and expenses	$
Legal fees and expenses	$
Printing fees and expenses	$
Blue-sky fees and expenses	$
Transfer agent and registrar fees and expenses	$

Fees to be paid by Selling Stockholders	$
Total to be paid by All American Pet	$
Item 26. Recent Sales of Unregistered Securities.
     Between November 2004 and March 2005, we issued forty shares of our common stock to two persons for $565,000. In January 2006, we redeemed these forty shares from the two investors in exchange for 56,500 shares Series A Preferred Stock of the Company. These transactions were executed in reliance on applicable exemptions from registration available under Section 4(2) of the Securities Act.
     Under an agreement reached with Nortia Capital Partners, Inc. (“Nortia”), we received $50,000 in November 2005 and an additional $50,000 in January 2006 through the issuance to Nortia of 750,000 shares of our common stock, and options to purchase 500,000 shares of our common stock at an exercise price of $.50 per share. The options issued in this transaction expire on November 30, 2007. The Company also granted Nortia certain preemptive rights to purchase securities in future offerings. These transactions were executed in reliance on applicable exemptions from registration available under Section 4(2) of the Securities Act.
     Between December 2005 and January 2006, we sold, in a private placement, $125,000 of convertible promissory notes to four subscribers. These subscribers subsequently converted these notes into 316,667 shares of our common stock, and 79,167 shares of our common stock underlying warrants. These transactions were executed in reliance on applicable exemptions from registration available under Section 4(2) of the Securities Act.
     In May 2006, we completed a private placement of 3,094,000 shares of our common stock at $.50 per share. We raised approximately $1,378,132 in net proceeds from this placement. These sales were completed in reliance on exemptions from registrations under Section 3(b) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act.

Item 27. Exhibits.
     The following is a complete list of Exhibits filed as part of this registration statement, which Exhibits are incorporated into this Prospectus.

Number	Description

2.1†	Agreement and Plan of Merger of All American Pet Company Inc., a New York corporation and All American Pet Company, Inc., a Maryland corporation, effective as of January 23, 2006.

3.1†	Certificate of Incorporation filed with the New York Secretary of State on February 14, 2003.

3.2†	Certificate of Amendment To The Certificate of Incorporation filed with the New York Secretary of State on January 26, 2006.

3.3†	Articles of Incorporation filed with the State of Maryland Department of Assessments and Taxation on January 4, 2006.

3.4†	Articles Supplementary filed with the State of Maryland Department of Assessments and Taxation on January 11, 2006.

3.5†	Certificate of Merger filed with the New York Secretary of State on January 27, 2006.

3.6†	Articles of Merger filed with the State of Maryland Department of Assessments and Taxation on January 27, 2006.

3.7†	Bylaws.

4.1	Specimen Common Stock Certificate (to be filed at a later date).

4.2	Specimen Series A Preferred Stock Certificate (to be filed at a later date).

4.3†	Agreement, effective November 30, 2005, by and between Nortia Capital Partners, Inc., a Nevada corporation and All American Pet Company Inc., a New York corporation.

5.1	Opinion of Patton Boggs LLP concerning legality of the securities being registered.

10.1†	Equipment Lease Agreement by and between Bev-Lin Enterprises, Inc. and All American Pet dated March 8, 2006.

10.2†	Form of Subscription Agreement.

Number	Description

10.3†	Letter Agreement with L. Phillips Brown.

10.4†	Lease Agreement for rental of office premises dated January 18, 2005.

10.5†	, dated as of April 27, 2004, by and between the Company and George LaCapra.

23.1	Consent of Patton Boggs LLP (included in Opinion in Exhibit 5.1).

23.2	Consent of independent registered public accounting firm.

UNDERTAKINGS
The undersigned registrant undertakes:
1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:
(a)	Include any prospectus required by section 10(a)(3) of the Securities Act;

(b)	Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement and notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission under Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c)	include any additional or changed material information on the plan of distribution.
2.	For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement relating to the securities offered, and the offering of the securities at that time shall be deemed to be the initial bona fide offering.

3.	File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of offering.

4.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

5.	In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
     In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement on Form SB-2 to be signed on its behalf by the undersigned, in the City of Encino, State of California, on August 11, 2006.

ALL AMERICAN PET COMPANY, INC.
Maryland corporation

By:	/s/ Barry Schwartz Barry Schwartz
Its: President; Chief Executive Officer; Director, Principal Accounting Officer and Chief Financial Officer

By:	/s/ Lisa Bershan Lisa Bershan
Its: Executive Vice President; Secretary; Director

Exhibit Index

Number	Description

2.1†	Agreement and Plan of Merger of All American Pet Company Inc., a New York corporation and All American Pet Company, Inc., a Maryland corporation, effective as of January 23, 2006.

3.1†	Certificate of Incorporation filed with the New York Secretary of State on February 14, 2003.

3.2†	Certificate of Amendment To The Certificate of Incorporation filed with the New York Secretary of State on January 26, 2006.

3.3†	Articles of Incorporation filed with the State of Maryland Department of Assessments and Taxation on January 4, 2006.

3.4†	Articles Supplementary filed with the State of Maryland Department of Assessments and Taxation on January 11, 2006.

3.5†	Certificate of Merger filed with the New York Secretary of State on January 27, 2006.

3.6†	Articles of Merger filed with the State of Maryland Department of Assessments and Taxation on January 27, 2006.

3.7†	Bylaws.

4.3†	Agreement, effective November 30, 2005, by and between Nortia Capital Partners, Inc., a Nevada corporation and All-American Pet Company Inc., a New York corporation.

5.1	Opinion of Patton Boggs LLP concerning legality of the securities being registered.

10.1†	Equipment Lease Agreement by and between Bev-Lin Enterprises, Inc. and All American Pet dated March 8, 2006.

10.2†	Form of Subscription Agreement.

10.3†	Letter Agreement with L. Phillips Brown.

10.4†	Lease Agreement for rental of office premises dated January 18, 2005.

10.5†	, dated as of April 27, 2004, by and between the Company and George LaCapra.

23.1	Consent of Patton Boggs LLP (included in Opinion in Exhibit 5.1).

23.2	Consent of independent registered public accounting firm.